Exhibit 99.30

UNDERWRITING AGREEMENT

March 30, 2020

Orla Mining Ltd.

595 Howe Street, Suite 202

Vancouver, BC V6C 2T5

Attention: Jason Simpson, President and Chief Executive Officer, Director

Dear Sir:

The undersigned, Stifel Nicolaus Canada Inc. (the "Lead Underwriter"), Desjardins Securities Inc., Paradigm Capital Inc. and Cormark Securities Inc. (each, including the Lead Underwriter, an "Underwriter" and, collectively, the "Underwriters") understand that Orla Mining Ltd. (the "Corporation") intends to issue and sell an aggregate of 36,600,000 common shares ("Common Shares") in the capital of the Corporation (collectively, the "Purchased Shares") at a price of $2.05 per Purchased Share (the "Purchase Price"), for aggregate gross proceeds of $75,030,000.

The Corporation hereby grants to the Underwriters an option (the "Over-Allotment Option"), entitling the Underwriters to purchase severally and not jointly, nor jointly and severally, up to an additional 5,490,000 Common Shares (collectively, the "Additional Shares") at the Purchase Price per Additional Share to cover over-allotments, if any, and for market stabilization purposes. The Over-Allotment Option shall be exercisable in whole or in part, at any time and from time to time on or prior to the date that is 30 days following the Closing Date (as hereinafter defined). The offering and sale of the Purchased Shares and any Additional Shares by the Corporation described in this Agreement (as hereinafter defined) is hereinafter referred to as the "Offering".

The net proceeds of the Offering shall be used by the Corporation substantially in accordance with the disclosure set out under the heading "Use of Proceeds" (and subject to the qualifications stated therein) in the Prospectus Supplement (as hereinafter defined).

The Corporation has prepared and filed a preliminary short form base shelf prospectus dated December 17, 2018 (the "Preliminary Base Shelf Prospectus") and a final short form base shelf prospectus dated March 11, 2019 (the "Final Base Shelf Prospectus") in respect of the offering of common shares, warrants, subscription receipts, units and debt securities for an aggregate offering price of up to $300,000,000.

The Offering shall take place in the Qualifying Jurisdictions (as hereinafter defined) and in the United States, provided, however, that offers and sales of the Purchased Shares and any Additional Shares in the United States shall be made only (i) to Qualified Institutional Buyers (as hereinafter defined) on a private placement basis pursuant to an exemption from the registration requirements of the U.S. Securities Act (as hereinafter defined) provided by Rule 144A (as hereinafter defined) and (ii) by the Corporation in the United States to a limited number of substituted purchasers who are U.S. Accredited Investors (as hereinafter defined) on a private placement basis pursuant to an exemption from the registration requirements of the U.S. Securities Act (as hereinafter defined) provided by Rule 506 of Regulation D (as hereinafter defined) and, in each case, pursuant to exemptions from the securities laws of the states of the United States, as applicable, and in all cases, in accordance with United States securities laws and the provisions of Schedule "A" to this Agreement. The Underwriters, on their own behalf and on behalf of their U.S. Affiliates (as hereinafter defined), and the Corporation acknowledge that Schedule "A" (and exhibits thereto) forms part of this Agreement and is incorporated by reference herein.

Based upon and subject to the terms and conditions set out below, the Underwriters hereby severally and not jointly, nor jointly and severally, agree to purchase from the Corporation on the Closing Date (as hereinafter defined), in the respective percentages set out in Section 6 of this Agreement, and the Corporation hereby agrees to sell to the Underwriters, all, but not less than all, of the Purchased Shares at the Purchase Price per Purchased Share, and, in the event and to the extent the Over-Allotment Option granted to the Underwriters pursuant to Section 11 of this Agreement is exercised by the Underwriters, the Corporation agrees to sell to each of the Underwriters, and each of the Underwriters agrees severally and not jointly, nor jointly and severally, to purchase from the Corporation, the respective percentage of the Additional Shares set forth opposite the name of such Underwriter in Section 6 of this Agreement at the Purchase Price per Additional Share.

The Underwriters propose to offer the Purchased Shares and any Additional Shares at the Purchase Price specified above. After a reasonable effort has been made to sell all of the Purchased Shares and any Additional Shares at the Purchase Price, the Underwriters may subsequently reduce the selling prices to investors from time to time in order to sell any of the Purchased Shares and Additional Shares remaining unsold, provided that any such reduction in the Purchase Price shall not affect the gross proceeds paid to the Corporation.

In consideration of the Underwriters' agreement to purchase the Purchased Shares and Additional Shares (if applicable) and the other services to be rendered in connection with the Offering, including assisting in preparing documentation relating to the sale of the Purchased Shares and the Additional Shares including the Prospectus Supplement (and any Supplementary Material (as hereinafter defined)) and distributing the Purchased Shares and the Additional Shares, directly and through other investment dealers and brokers, the Corporation agrees to pay the Underwriters' Fee (as hereinafter defined) to the Underwriters at the Time of Closing (as hereinafter defined).

The additional terms and conditions of this underwriting agreement (the "Agreement") are set forth below.

1.                   DEFINITIONS

1.1	In this Agreement, including any schedules forming a part of this Agreement:

(a)	"Acts" means the Securities Acts or equivalent securities regulatory legislation of the Qualifying Jurisdictions and "Act" means the Securities Act or equivalent securities regulatory legislation of a specified Qualifying Jurisdiction;

(b)	"Additional Shares" means the up to 5,490,000 Common Shares issuable if the Over-Allotment Option is exercised;

(c)	"Agnico Pre-emptive Right" means the contractual pre-emptive right granted to Agnico Eagle Mines Limited pursuant to the amended and restated investor rights agreement dated December 17, 2019 between the Corporation and Agnico Eagle Mines Limited, pursuant to which Agnico Eagle Mines Limited has the pro rata right to participate in any future issuances of securities of the Corporation, including the Offering, to maintain its percentage shareholding, for as long as Agnico Eagle Mines Limited maintains at least 5.0% equity interest in the Corporation;

(d)	"AIF" means the Corporation's annual information form dated March 23, 2020 in respect of the year ended December 31, 2019;

(e)	"Ancillary Documents" means all agreements, certificates and documents executed and delivered, or to be executed and delivered, by the Corporation in connection with the transactions contemplated by this Agreement;

(f)	"Anti-Money Laundering Laws" has the meaning ascribed thereto in Section 3.1(mmm) hereto;

(g)	"Applicable Securities Laws" means, in respect of the Offering, collectively the Acts and Regulations having application and the rules, policies, instruments, notices and orders issued by the applicable Regulatory Authorities having application;

(h)	"Audited Financial Statements" means the audited statement of financial position as at December 31, 2019 and 2018, statement of profit or loss, statement of changes in shareholders' equity and statement of cash flows for the years ended December 31, 2019 and 2018, in each case including the notes thereto and the auditor's reports thereon, all as incorporated by reference in the Prospectuses;

(i)	"Board of Directors" means the board of directors of the Corporation;

(j)	"Bring-Down Letter" has the meaning given to that term in Section 4.1(n)(ix) hereto;

(k)	"Business Day" means a day, other than a Saturday, a Sunday or a day on which chartered banks are not open for business in the City of Vancouver or the City of Toronto;

(l)	"Camino APA" means the asset purchase agreement dated June 20, 2017, as amended September 29, 2017, between Minera Camino Rojo, S.A. De C.V., the Corporation, Minera Peñasquito, S.A. De C.V. and Goldcorp Inc.;

(m)	"Camino Rojo Project" means the Camino Rojo project located in the Municipality of Mazapil, State of Zacatecas, near the village of San Tiburcio, in Mexico, as described in the Camino Rojo Technical Report;

(n)	"Camino Rojo Project Title Opinions" has the meaning given to that term in Section 4.1(n)(iv) hereto;

(o)	"Camino Rojo Technical Report" means the report entitled "Feasibility Study, NI 43-101 Technical Report on the Camino Rojo Gold Project, Municipality of Mazapil, Zacatecas, Mexico" dated effective June 25, 2019, prepared by Carl Defilippi, RM, SME, of Kappes, Cassiday & Associates, Michael Hester, FAusIMM, of Independent Mining Consultants, Inc., Dr. Matthew Gray, Ph.D., C.P.G., of Resource Geosciences Incorporated, and David Hawkins, CPG, of Barranca Group, LLC;

(p)	"Cassels" has the meaning given to that term in Section 4.1(n)(ii) hereto;

(q)	"CDS" has the meaning given to that term in Section 8.3 hereto;

(r)	"Cerro Quema Project" means the Cerro Quema project located in Los Santos Province, Panama, as described in the Cerro Quema Technical Report;

(s)	"Cerro Quema Technical Report" means the report entitled "Cerro Quema Project – Pre-Feasibility Study on the La Pava and Quemita Oxide Gold Deposits" dated August 15, 2014 with an effective date of June 30, 2014, prepared by Eugene Puritch, P.Eng., Richard H. Sutcliffe, P.Geo., Tracy Armstrong, P.Geo., Antoine Yassa, P.Geo., David Burga, P.Geo., Kenneth Kuchling, P.Eng., and Fred Brown, CPG, of P&E Mining Consultants Inc., Gene Tortelli, PE, George Lightwood, PE, and David Brown, P.Geo., of Golder Associates Inc., and Mark Gorman, PE, of Kappes Cassidy and Associates;

(t)	"CFPOA" has the meaning given to that term in Section 3.1(ddd) hereto;

(u)	"Closing" means the closing of the Offering pursuant to the terms of this Agreement;

(v)	"Closing Date" means April 3, 2020, or such other date as may be mutually agreed in writing by the Corporation and the Underwriters;

(w)	"Closing Materials" has the meaning given to that term in Section 4.1(n)(xi) hereto;

(x)	"Closing Time" means 8:00 a.m. (Toronto time) or such other time as may be agreed to by the Corporation and the Underwriters on the Closing Date, or in the case of the Over-Allotment Closing, 8:00 a.m. (Toronto time) or such other time as may be agreed to by the Corporation and the Underwriters on the Over-Allotment Closing Date;

(y)	"Comfort Letter" has the meaning given to that term in Section 4.1(n)(i) hereto;

(z)	"Commissions" means the applicable securities commission or securities regulatory authority (other than stock exchanges) in the Qualifying Jurisdictions and "Commission" means any one of them;

(aa)	"Common Shares" means the common shares in the capital of the Corporation;

(bb)	"Contaminant" means and includes, without limitation, any pollutants, dangerous substances, liquid wastes, hazardous wastes, hazardous materials, hazardous substances or contaminants or any other matter including any of the foregoing, as defined or described as such pursuant to any Environmental Law;

(cc)	"Corporation" means Orla Mining Ltd., a corporation incorporated under the federal laws of Canada;

(dd)	"Corporation Financial Statements" mean the Audited Financial Statements;

(ee)	"Corporation Subsidiaries" means Orla Mining (Canada) Ltd., CR Acquisitions Ltd., Minerometalurgica San Miguel S. de R.L. de C.V., Minera Cerro Quema S.A., Aurum Exploration Inc., Monitor Gold Corporation and Minera Camino Rojo SA de CV;

(ff)	"COVID-19 Outbreak" has the meaning given to that term in Section 3.1(ii) hereto;

(gg)	"distribution" (or "distribute" as derived therefrom) has the meaning given to that term in the Securities Act (British Columbia);

(hh)	"Environmental Activity" means and includes, without limitation, any present activity, event or circumstance in respect of a Contaminant, including, without limitation, the storage, use, holding, collection, purchase, accumulation, assessment, generation, manufacture, construction, processing, treatment, stabilization, disposition, handling or transportation thereof, or the release, escape, leaching, dispersal or migration thereof into the natural environment, including the movement through or in the air, soil, surface water or groundwater;

(ii)	"Environmental Laws" mean and include, without limitation, any and all applicable international, federal, provincial, state, territorial, municipal or local laws, statutes, regulations, treaties, orders, judgments, decrees, ordinances, official directives and all authorizations relating to the environment, occupational health and safety, or any Environmental Activity;

(jj)	"Final Base Shelf Prospectus" means the final short form base shelf prospectus of the Corporation dated March 11, 2019, including all documents incorporated therein by reference;

(kk)	"Final Receipt" means the receipt issued by the British Columbia Securities Commission, as principal regulator under NP 11-202, evidencing that a receipt has been, or has been deemed to be, issued for the Final Base Shelf Prospectus in each of the Qualifying Jurisdictions;

(ll)	"Former Auditors" means Davidson & Company LLP, the former auditors of the Corporation;

(mm)	"Governmental Authority" means governments, regulatory authorities, governmental departments, agencies, commissions (including the Commissions), stock exchanges, bureaus, officials, ministers, Crown corporations, courts, bodies, boards, tribunals or dispute settlement panels or other law, rule or regulation-making organizations or entities:

(a)	having or purporting to have jurisdiction on behalf of any nation, province, territory or state or any other geographic or political subdivision of any of them; or

(b)	exercising, or entitled or purporting to exercise any administrative, executive, judicial, legislative, policy, regulatory or taxing authority or power;

(nn)	"IFRS" means International Financial Reporting Standards formulated by the International Accounting Standards Board;

(oo)	"Information" means all information regarding the Corporation since December 31, 2017, or becomes up to the Closing Date, publicly available through filing on SEDAR and includes, but is not limited to, all material change reports, press releases, financial statements and management's discussion and analysis of the Corporation;

(pp)	"Layback Agreement" means the definitive agreement to be entered into between the Corporation and Fresnillo Plc pursuant to which the Corporation would acquire the right to expand the Camino Rojo oxide pit onto part of Fresnillo Plc's mineral concession located immediately to the north of the Corporation's property for total cash consideration of US$62.8 million, such agreement to be on substantially the same terms and conditions as set out in the Layback LOI;

(qq)	"Layback LOI" means the non-binding letter of intent dated March 18, 2020 between the Corporation and Fresnillo Plc with respect to the acquisition by the Corporation of the right to expand the Camino Rojo oxide pit onto part of Fresnillo Plc's mineral concession located immediately to the north of the Corporation's property for total cash consideration of US$62.8 million;

(rr)	"Lead Underwriter" means Stifel Nicolaus Canada Inc.;

(ss)	"Legal Opinions" has the meaning given to that term in Section 4.1(n)(ii) hereto;

(tt)	"Licenses" has the meaning given to that term in Section 3.1(z) hereto;

(uu)	"Loan Agreement" means the loan agreement dated December 18, 2019 among the Corporation, Trinity Capital Partners Corporation and a syndicate of other lenders;

(vv)	"Material Adverse Effect" when used in connection with an entity means any change (including a decision to implement such a change made by the board of directors or by senior management who believe that confirmation of the decision by the board of directors is probable), fact, event, violation, inaccuracy, circumstance or effect that is materially adverse to the business, assets (including intangible assets), properties, capitalization, affairs, condition (financial or otherwise) or results of operations of such entity and its parent or subsidiaries (if applicable), taken as a whole whether or not arising in the ordinary course of business of such entity;

(ww)	"material change" has the meaning given to that term in the Securities Act (British Columbia);

(xx)	"Material Corporation Subsidiaries" means Minera Cerro Quema S.A. and Minera Camino Rojo SA de CV;

(yy)	"Material Contracts" has the meaning given to that term in Section 3.1(aaa) hereto;

(zz)	"material fact" has the meaning given to that term in the Securities Act (British Columbia);

(aaa)	"misrepresentation" has the meaning given to that term in the Securities Act (British Columbia);

(bbb)	"Mountain Gold Lease" means the lease agreement dated January 25, 2018 between the vendor, Mountain Gold Claims LLC, the Corporation and Monitor Gold Corporation, pursuant to which the Corporation may acquire up to a 100% interest in the Monitor Gold Corporation exploration project;

(ccc)	"Named Executive Officers" means each Chief Executive Officer, each Chief Financial Officer and each of the three most highly compensated executive officers, other than each Chief Executive Officer and Chief Financial Officer, who were serving as executive officers at the end of the most recently completed financial year and whose total salary and bonus exceeds $150,000 as well as any additional individuals for whom disclosure would have been provided except that the individual was not serving as an officer of the Corporation at the end of the most recently completed financial year end;

(ddd)	"Newmont Pre-emptive Right" means the contractual pre-emptive right granted to Newmont Corporation pursuant to the investor rights agreement dated November 7, 2017 between the Corporation and Goldcorp Inc. (a subsidiary of Newmont Corporation), pursuant to which Newmont Corporation has the pro rata right to participate in any future issuances of securities of the Corporation, including the Offering, to maintain its percentage shareholding, for as long as Newmont Corporation maintains at least 10.0% equity interest in the Corporation.

(eee)	"NI 43-101" means National Instrument 43-101 – Standards of Disclosure for Mineral Projects adopted by the Canadian Securities Administrators;

(fff)	"NI 41-101" means National Instrument 41-101 – General Prospectus Requirements adopted by the Canadian Securities Administrators;

(ggg)	"NI 44-101" means National Instrument 44-101 – Short Form Prospectus Distributions adopted by the Canadian Securities Administrators;

(hhh)	"NI 44-102" means National Instrument 44-102 – Shelf Distributions adopted by the Canadian Securities Administrators;

(iii)	"NI 51-102" means National Instrument 51-102 – Continuous Disclosure Obligations adopted by the Canadian Securities Administrators;

(jjj)	"NP 11-202" means National Policy 11-202 – Process for Prospectus Reviews in Multiple Jurisdictions adopted by the Canadian Securities Administrators;

(kkk)	"Offering" means the offering and sale of the Purchased Shares and any Additional Shares pursuant to the terms and conditions of this Agreement;

(lll)	"Offering Documents" means, collectively, the Prospectuses, any Supplementary Material and the U.S. Private Placement Memorandum;

(mmm)	"Officers' Certificate" has the meaning given to that term in Section 4.1(n)(vii) hereto;

(nnn)	"Over-Allotment Closing Date" means the third Business Day after each notice of exercise of the Over-Allotment Option is delivered to the Corporation, or any earlier or later date as may be agreed to in writing by the Corporation and the Underwriters, each acting reasonably;

(ooo)	"Over-Allotment Option" means the option to purchase the Additional Shares granted to the Underwriters as set out on page 1 hereof;

(ppp)	"Over-Allotment Closing" means the purchase of Additional Shares contemplated upon the exercise of the Over-Allotment Option;

(qqq)	"Person" has the meaning given to that term in the Securities Act (British Columbia);

(rrr)	"Preliminary Base Shelf Prospectus" means the preliminary short form base shelf prospectus of the Corporation dated December 17, 2018, including all documents incorporated therein by reference;

(sss)	"Preliminary Receipt" means the receipt issued by the British Columbia Securities Commission, as principal regulator under NP 11-202, evidencing that a receipt has been, or has deemed to be, issued for the Preliminary Base Shelf Prospectus in each of the Qualifying Jurisdictions;

(ttt)	"Pre-emptive Rights" means, collectively, the Agnico Pre-emptive Right and the Newmont Pre-emptive Right.

(uuu)	"Properties" means the properties comprising the Camino Rojo Project and the Cerro Quema Project;

(vvv)	"Property Rights" has the meaning given to that term in Section 3.1(bb) hereto;

(www)	"Prospectuses" means collectively the Preliminary Base Shelf Prospectus, the Final Base Shelf Prospectus and the Prospectus Supplement;

(xxx)	"Prospectus Supplement" means the shelf prospectus supplement of the Corporation dated March 30, 2020 to the Final Base Shelf Prospectus relating to the distribution of the Purchased Shares and the Additional Shares, including all documents incorporated therein by reference;

(yyy)	"Purchase Price" has the meaning given to that term on page 1 of this Agreement;

(zzz)	"Purchased Shares" has the meaning given to that term on page 1 of this Agreement:

(aaaa)	"Qualified Institutional Buyer" means a "qualified institutional buyer" as that term is defined in Rule 144A;

(bbbb)	"Qualifying Jurisdictions" means each of the provinces and territories of Canada, excluding Quebec, and "Qualifying Jurisdiction" means any one of them;

(cccc)	"Regulation D" means Regulation D under the U.S. Securities Act;

(dddd)	"Regulation S" means Regulation S under the U.S. Securities Act;

(eeee)	"Regulations" means the securities rules or regulations proclaimed under the Acts and "Regulation" means the securities rules or regulations proclaimed under a specified Act;

(ffff)	"Regulatory Authorities" means collectively the Commissions and the TSX;

(gggg)	"Rule 144A" mean Rule 144A adopted by the SEC under the U.S. Securities Act;

(hhhh)	"SEC" means the United States Securities and Exchange Commission;

(iiii)	"SEDAR" means the System for Electronic Document Analysis and Retrieval;

(jjjj)	"Selling Jurisdictions" means collectively, each of the Qualifying Jurisdictions and any other jurisdictions outside of Canada as mutually agreed to by the Corporation and the Underwriters;

(kkkk)	"Supplementary Material" means, collectively, any documents supplemental to the Prospectuses including any amending or supplemental prospectus or other supplemental documents (including documents incorporated by reference after the date of the Prospectuses) or similar documents;

(llll)	"Tax Act" means the Income Tax Act (Canada) and the regulations thereunder as amended from time to time;

(mmmm)	"Taxes" has the meaning given to that term in Section 3.1(bbb) hereto;

(nnnn)	"Technical Reports" means, collectively, the Camino Rojo Technical Report and the Cerro Quema Technical Report;

(oooo)	"template version" has the meaning ascribed thereto under NI 41-101 and includes any revised template version of marketing materials as contemplated by NI 41-101;

(pppp)	"trade" has the meaning given to that term in the Securities Act (British Columbia);

(qqqq)	"Transfer Agent" means Computershare Investor Services Inc., the registrar and transfer agent for the Common Shares;

(rrrr)	"TSX" means the Toronto Stock Exchange;

(ssss)	"Underwriter" or "Underwriters" has the meaning given to that term on page 1 of this Agreement;

(tttt)	"Underwriters' Expenses" has the meaning given to that term in Section 5.2 hereto;

(uuuu)	"Underwriters' Fee" means the cash fee to be paid to the Underwriters at the Closing Time in an amount equal to 5.0% of the gross proceeds received by the Corporation from the issue and sale of the Purchased Shares and any Additional Shares, provided that such cash commission shall be equal to 1.0% of the gross proceeds received by the Corporation from the issue and sale of the Purchased Shares and any Additional Shares to Newmont Corporation, Agnico Eagle Mines Limited, Pierre Lassonde, Trinity Capital Partners Corporation and directors/management of the Corporation. For greater certainty, the "Underwriters' Fee" shall include any proceeds received in respect of the Over-Allotment Option;

(vvvv)	"United States" or "U.S." means the United States of America, its territories and possessions, any state of the United States and the District of Columbia;

(wwww)	"U.S. Accredited Investor" means an "accredited investor" as such term is defined in Rule 501(a) of Regulation D under the U.S. Securities Act;

(xxxx)	"U.S. Affiliate" means a duly registered United States broker-dealer affiliate of an Underwriter;

(yyyy)	"U.S. Exchange Act" means the United States Securities and Exchange Act of 1934, as amended, and the rules and regulations made thereunder;

(zzzz)	"U.S. Person" means a "U.S. person" as such term is defined in Rule 902(k) of Regulation S under the U.S. Securities Act;

(aaaaa)	"U.S. Private Placement Memorandum" means the U.S. private placement memorandum, in a form satisfactory to the Underwriters and the Corporation, acting reasonably, to which will be attached the Prospectus Supplement, to be delivered to any offerees and purchasers of the Purchased Shares and Additional Shares, if any, in the United States in accordance with Schedule "A" hereto, and any exhibits, schedules or attachments thereto;

(bbbbb)	"U.S. Purchasers" means Qualified Institutional Buyers or U.S. Accredited Investors, as applicable, purchasing Purchased Shares in the United States in accordance with Schedule "A" hereto;

(ccccc)	"U.S. Securities Act" means the United States Securities Act of 1933, as amended, and the rules and regulations made thereunder; and

(ddddd)	"U.S. Securities Laws" means all applicable securities legislation in the United States, including, without limitation, the U.S. Securities Act, the U.S. Exchange Act and any applicable state securities laws.

1.2	All references to dollar figures in this Agreement are to Canadian dollars.

1.3	In this Agreement, a reference to "the knowledge of the Corporation" means to the knowledge, information and belief of the directors and senior officers of the Corporation after due enquiry.

2.                   FILING, DELIVERY AND DISTRIBUTION

2.1	The Corporation represents and warrants to the Underwriters that the Corporation has prepared and filed the Preliminary Base Shelf Prospectus with the Commissions and has obtained a Preliminary Receipt for the Preliminary Base Shelf Prospectus, which receipt also evidences that the Ontario Securities Commission has issued a receipt for the Preliminary Base Shelf Prospectus.

2.2	The Corporation represents and warrants to the Underwriters that the Corporation has prepared and filed the Final Base Shelf Prospectus with the Commissions and has obtained a Final Receipt for the Final Base Shelf Prospectus, which receipt also evidences that the Ontario Securities Commission has issued a receipt for the Final Base Shelf Prospectus.

2.3	The Corporation covenants with the Underwriters that it shall have, by no later than 5:00 p.m. (Toronto time) on March 30, 2020, prepared and filed the Prospectus Supplement with the Commissions, in form and substance satisfactory to the Underwriters, and will promptly fulfil and comply with, to the satisfaction of the Lead Underwriter, acting reasonably, Applicable Securities Laws required to be fulfilled or complied with by the Corporation to enable the Purchased Shares and any Additional Shares to be lawfully distributed to the public in the Qualifying Jurisdictions through the Underwriters or any other investment dealers or brokers registered as such in the Qualifying Jurisdictions.

2.4	The Corporation shall permit the Underwriters, acting reasonably, to participate in the preparation of, approve the form of, and review all documents incorporated by reference in, any such Prospectus Supplement (including marketing materials), and any other Ancillary Documents used in connection with the Offering including the U.S. Private Placement Memorandum and shall have allowed the Underwriters to conduct all due diligence investigations that they reasonably require in order to fulfil their obligations as Underwriters under the Applicable Securities Laws. The Corporation shall furnish to the Underwriters all the information relating to the Corporation and its business and affairs as is reasonably requested in connection with the Offering.

2.5	During the distribution of the Purchased Shares and any Additional Shares:

(a)	the Corporation shall prepare, in consultation with the Lead Underwriter, and approve in writing, prior to such time any marketing materials are provided to potential investors of the Purchased Shares and any Additional Shares, a template version of any marketing materials reasonably requested to be provided by the Underwriters to any such potential investor, such marketing materials to comply with Applicable Securities Laws and to be acceptable in form and substance to the Underwriters and their counsel, acting reasonably;

(b)	the Lead Underwriter shall, on behalf of the Underwriters, approve a template version of any such marketing materials in writing prior to such time such marketing materials are provided to potential investors in the Purchased Shares and any Additional Shares;

(c)	the Corporation shall file a template version of the English version of any such marketing materials on SEDAR as soon as reasonably practicable after such marketing materials are so approved in writing by the Corporation and the Lead Underwriter, on behalf of the Underwriters, and in any event on or before the day the marketing materials are first provided to any potential investor in the Purchased Shares or any Additional Shares, and any comparables shall be removed from the template version in accordance with NI 44-102 prior to filing such on SEDAR (provided that if any such comparables are removed, the Corporation shall deliver a complete template version of any such marketing materials to the Commissions), and the Corporation shall provide a copy of such filed template version to the Underwriters, as soon as practicable following such filing; and

(d)	following the approvals set forth in Sections 2.5(a) to (c), the Underwriters may provide a limited-use version of such marketing materials to potential investors in the Purchased Shares or any Additional Shares in accordance with the Applicable Securities Laws.

2.6	The Corporation and each of the Underwriters, on a several basis, covenants and agrees not to provide any potential investor of the Purchased Shares or any Additional Shares with any marketing materials except for marketing materials which have been approved as contemplated in Section 2.5 and then only to potential investors in the Qualifying Jurisdictions.

2.7	Subject to the terms and conditions of this Agreement, the Underwriters offer to purchase the Purchased Shares, and by acceptance of this Agreement the Corporation agrees to sell to the Underwriters, and the Underwriters agree to purchase at the Closing Time on the Closing Date, all, but not less than all, of the Purchased Shares.

2.8	The distribution of the Purchased Shares and any Additional Shares shall be qualified by the Prospectuses under Applicable Securities Laws in the Qualifying Jurisdictions. The Purchased Shares and/or Additional Shares may also be offered and sold:

(a)	on a private placement basis in the United States to Qualified Institutional Buyers or U.S. Accredited Investors in accordance with the terms, conditions, representations, warranties and covenants of the parties contained in Schedule "A" hereto, the provisions of which are agreed to by the Corporation, the Underwriters and the U.S. Affiliates, and which Schedule "A" forms part of this Agreement and is incorporated by reference herein; and

(b)	on a private placement basis in such other jurisdictions as the Corporation and the Underwriters (and selling group members appointed by the Underwriters) may agree, provided the distribution of Purchased Shares and/or Additional Shares in such other jurisdictions are completed in accordance with the applicable laws of such other jurisdictions.

2.9	Until the date on which the distribution of the Purchased Shares and Additional Shares is completed or this Agreement is terminated, the Corporation will promptly take, or cause to be taken, all additional steps and proceedings that may from time to time be required under Applicable Securities Laws to continue to qualify the distribution of the Purchased Shares and Additional Shares, or in the event that the Purchased Shares and the Additional Shares have, for any reason ceased to so qualify, to so qualify again such securities, as applicable, for distribution in the Qualifying Jurisdictions.

2.10	The Corporation agrees that the Underwriters will be permitted to appoint other registered dealers (or other dealers duly licensed in their respective jurisdictions) as their agents to assist in the Offering and that the Underwriters may determine the remuneration payable to such other dealers appointed by them. Such remuneration shall be payable by the Underwriters. The Underwriters shall use their commercially reasonable efforts to ensure that such other dealers, if any, comply with Applicable Securities Laws and the securities laws of all other Selling Jurisdictions and the terms of this Agreement as applicable to the Underwriters.

2.11	Each Underwriter covenants, represents and warrants to the Corporation that it will comply (and will cause selling group members appointed by it to comply), to the extent applicable to the Underwriters, with the rules and policies of the TSX and with all Applicable Securities Laws and the securities laws of all other Selling Jurisdictions.

2.12	The Corporation shall, as soon as practicable after the Prospectus Supplement and any Supplementary Material are prepared, prepare the U.S. Private Placement Memorandum and, forthwith after preparation, any amendment to the U.S. Private Placement Memorandum. The U.S. Private Placement Memorandum shall contain a letter to be completed by Qualified Institutional Buyers or a separate letter to be completed by U.S. Accredited Investors, as applicable, that sets forth the terms and conditions of their potential purchase and the restrictions on transfer, exercise, offer or sale of the Purchased Shares and any Additional Shares, if any.

3.                   REPRESENTATIONS AND WARRANTIES

3.1	The Corporation represents and warrants to the Underwriters, and acknowledges that the Underwriters are relying upon such representations and warranties in entering into this Agreement, that:

(a)	the Corporation has been duly incorporated and is validly existing under the laws of Canada, has all requisite corporate power and authority and is duly qualified to carry on its business as now conducted and to own, lease or operate its properties and assets and no steps or proceedings have been taken by the Corporation or, to the knowledge of the Corporation, by any Person, voluntary or otherwise, requiring or authorizing the dissolution, liquidation or winding-up of the Corporation;

(b)	the Corporation has all requisite corporate power and authority to: (i) issue and sell the Purchased Shares and the Additional Shares, and (ii) enter into and carry out its obligations under this Agreement and the Ancillary Documents;

(c)	the Corporation and the Corporation Subsidiaries are duly registered and licensed to carry on business in the jurisdictions in which they carry on business or own property where required under the laws of that jurisdiction;

(d)	the only subsidiaries of the Corporation are the Corporation Subsidiaries and the only Corporation Subsidiaries that are material to the Corporation are the Material Corporation Subsidiaries;

(e)	each Corporation Subsidiary is duly organized and validly existing under the laws of its jurisdiction of incorporation and each has the corporate power to own or lease its property and assets and to carry on the business now being conducted by it or proposed to be conducted;

(f)	except as disclosed in the Offering Documents, the Corporation is, directly or indirectly, the beneficial owner of all of the issued and outstanding shares in the capital of each Corporation Subsidiary, and holds such shares free and clear of any encumbrances;

(g)	except as disclosed in the Offering Documents, no Person has any written or oral agreement or option or any right or privilege (whether by law, pre-emptive or contractual) capable of becoming (i) an agreement or option for the purchase or acquisition of any of the shares of the Corporation Subsidiaries or (ii) any agreement for the purchase, subscription, allotment or issuance of any unissued shares or other securities of any of the Corporation Subsidiaries;

(h)	no proposed acquisition by the Corporation has progressed to a state where a reasonable person would believe that the likelihood of the Corporation completing the acquisition is high and that, if completed by the Corporation at the date of the Prospectus Supplement, would be a "significant acquisition" for the purposes of Applicable Securities Laws in Canada, in each case, that would require the prescribed disclosure in the Prospectus Supplement pursuant to such laws;

(i)	each of the Corporation and the Corporation Subsidiaries is carrying on its business in material compliance with all applicable laws, rules and regulations of their respective jurisdiction;

(j)	the Corporation is in compliance with its timely and continuous disclosure obligations under the Applicable Securities Laws and the rules, policies and regulations of the TSX and, without limiting the generality of the foregoing, there has not occurred any material adverse change, financial or otherwise, in the assets, liabilities (contingent or otherwise), business, financial condition or capital of the Corporation or the ability of the Corporation to perform its obligations under this Agreement or the Ancillary Documents which has not been publicly disclosed on a non-confidential basis and all the statements set forth in the Information are true, correct, and complete in all material respects and do not contain any misrepresentation as of the date of such statements and the Corporation has not filed any confidential material change reports since the date of such statements;

(k)	to the knowledge of the Corporation, none of its directors or officers are currently, or have been in the past, subject to any order or ruling of any securities regulatory authority or stock exchange that currently prohibits, or has prohibited, such individual from acting as a director or officer of a public company or any company listed on a stock exchange;

(l)	the AIF is in all material respects in the form required by Form 51-102F2 as prescribed by NI 51-102;

(m)	the Corporation is eligible to file with each of the Qualifying Jurisdictions a prospectus in the form of a short form prospectus under NI 44-101 and a short form prospectus in the form of a base shelf prospectus under NI 44-102, and to otherwise avail itself of the Final Base Shelf Procedures with respect to the distribution of the Purchased Shares and any Additional Shares, and on the date of and upon filing of the Prospectus Supplement there will be no documents required to be filed under the Applicable Securities Laws of the Qualifying Jurisdictions in connection with the Offering that will not have been filed as required;

(n)	the Final Base Shelf Prospectus complies with, and the Prospectus Supplement and Supplementary Material will, as of their respective dates, comply with, all applicable requirements of Applicable Securities Laws, including NI 44-101 and NI 44-102;

(o)	the Final Base Shelf Prospectus and, prior thereto, a Preliminary Base Shelf Prospectus (in the English language) regarding the issue and sale of the Purchased Shares and any Additional Shares, have been filed with each of the Commissions, and receipts therefor have been issued by or on behalf of each of the Commissions, which receipts continue to be effective;

(p)	the representations, warranties and covenants of the Corporation set out in Schedule "A" to this Agreement are hereby incorporated by reference;

(q)	the Corporation is a reporting issuer under the securities laws of each of the provinces and territories of Canada and is not in default of any requirement of the Applicable Securities Laws and the Corporation is not included on a list of defaulting reporting issuers maintained by the securities regulatory authorities of any of the provinces or territories of Canada;

(r)	the Common Shares are listed for trading on the TSX and the Corporation has not been noted in default by the TSX of any of the listing requirements of the TSX applicable to the Corporation as of the date hereof, and prior to the Closing Time, the Common Shares issuable pursuant to the Offering will have been conditionally approved for listing on the TSX, subject to fulfillment by the Corporation of the standard listing conditions of the TSX;

(s)

(i)	(A) the Camino Rojo Technical Report complied in all material respects with the requirements of NI 43-101 at the time of filing thereof and the Camino Rojo Technical Report reasonably presented the quantity of mineral resources and mineral reserves, as applicable, attributable to the properties evaluated therein as at the date stated therein based upon information available at the time the Camino Rojo Technical Report was prepared; and (B) the Corporation made available to the authors of the Camino Rojo Technical Report, prior to the issuance thereof, for the purpose of preparing such reports, all information requested by them, and none of such information contained any misrepresentation at the time such information was so provided;

(ii)	all of the material assumptions underlying the mineral resource and mineral reserve estimates, as applicable, in the Camino Rojo Technical Report are, to the knowledge of the Corporation, reasonable and appropriate and the estimates of mineral resources and mineral reserves as described in the Offering Documents comply in all material respects with Applicable Securities Laws in Canada, subject to current technical reports superseding prior reports;

(iii)	the information set forth in the Offering Documents relating to mineral resources and mineral reserves required to be disclosed therein pursuant to Applicable Securities Laws in Canada has been prepared by the Corporation and its consultants in accordance with methods generally applied in the mining industry and conforms, in all material respects, to the requirements of Applicable Securities Laws in Canada; and

(iv)	the Corporation is in compliance in all material respects with the provisions of NI 43-101 and has filed all technical reports required thereby and there has been no change in respect thereof that would require the filing by the Corporation of a new technical report under NI 43-101.

(t)	the authorized capital of the Corporation consists of an unlimited number of Common Shares, of which 187,192,168 Common Shares are issued and outstanding as of the date of this Agreement, and such outstanding Common Shares are validly issued, fully paid and non-assessable, and none of the outstanding shares of the Corporation have been issued in violation of any of the pre-emptive or similar rights of any securityholder of the Corporation or of any other person;

(u)	except for the Pre-emptive Rights or as disclosed in the Offering Documents or annual equity compensation grants made in the ordinary course, no Person has any agreement, option, warrant, right or privilege (whether pre-emptive, contractual or otherwise) capable of becoming an agreement, option, warrant, right or privilege for the purchase, acquisition, subscription for or issue of any of the unissued shares or other securities of the Corporation or the Corporation Subsidiaries;

(v)	upon their issuance against payment of the Purchase Price therefor, the Common Shares comprising the Purchased Shares and any Additional Shares will be validly issued and outstanding as fully paid and non-assessable Common Shares of the Corporation;

(w)	the Transfer Agent, at its principal office in the City of Vancouver, British Columbia, has been duly appointed as registrar and transfer agent in respect of the Common Shares;

(x)	the minute books of the Corporation made available to counsel for the Underwriters in connection with its due diligence investigation of the Corporation for the periods from January 1, 2018 to the date of examination thereof are all of the minute books of the Corporation and contain the articles of incorporation and by-laws of the Corporation from the date of incorporation and copies of all proceedings (or certified copies thereof) of the shareholders, the boards of directors and all committees of the boards of directors of the Corporation other than those in draft form and there have been no other meetings, resolutions or proceedings of the shareholders, board of directors or any committees of the boards of directors of the Corporation not reflected in such minute books and other records, other than those which are not material in the context of the Corporation as of the date hereof;

(y)	none of the offering and sale of the Purchased Shares and any Additional Shares, the execution and delivery of this Agreement, the Prospectuses or the Ancillary Documents, the compliance by the Corporation with the provisions of this Agreement, the Prospectuses and the Ancillary Documents or the consummation of the transactions contemplated herein and therein, do or will (i) require the consent, approval, or authorization, order or agreement of, or registration or qualification with, any governmental agency, body or authority, court, stock exchange, securities regulatory authority or other Person, except as have been obtained, or will be obtained on or before the Closing Date, or (ii) conflict with or result in any breach or violation of any of the provisions of, or constitute a default under, any indenture, mortgage, deed of trust, lease or other agreement or instrument to which the Corporation is a party or by which it is bound, or the articles of incorporation or by-laws of the Corporation or any resolution passed by the directors (or any committee thereof) or shareholders of the Corporation, or any judgment, decree or order binding the Corporation or the Properties or assets of the Corporation, or any statute, rule or regulation applicable to the Corporation and in effect as of the date hereof which could have a Material Adverse Effect on the Corporation;

(z)	except as disclosed in the Offering Documents, the Corporation and the Corporation Subsidiaries hold all requisite licences, registrations, qualifications, permits, consents, applications and other approvals, as applicable, in respect of any Property Rights (collectively, the "Licenses") necessary for carrying on its business as currently carried on, and, except as disclosed in the Offering Documents, all such Licenses are valid and subsisting and in good standing in all material respects except where the failure to hold such Licenses would not have a Material Adverse Effect on the Corporation, and neither the Corporation nor any Material Corporation Subsidiary has received any notice of proceedings relating to the revocation, adverse modification or cancellation of or any intention to revoke, adversely modify or cancel any of the Licenses or any notice of closure in respect of any of the Licenses;

(aa)	other than pursuant to the Loan Agreement or as disclosed in the Offering Documents, the Corporation or a Corporation Subsidiary is the holder in good standing of all the Licenses free and clear of any encumbrances which would have a Material Adverse Effect on the Corporation, and the Corporation and the Corporation Subsidiaries have no knowledge of any claim of adverse ownership in respect thereof;

(bb)	the Corporation and the Corporation Subsidiaries are the absolute legal and beneficial owner of, and have good and marketable title to, the Camino Rojo Project, free of all mortgages, liens, charges, pledges, security interests, encumbrances, claims or demands whatsoever, other than those contained in the Loan Agreement or as described in the Offering Documents or the Information, and hold either freehold title, mining leases, mining concessions, mining claims, mining applications or participating interests or other conventional property or proprietary interests or rights (collectively, the "Property Rights"), recognized in Mexico, in respect of the ore bodies and minerals located in the Camino Rojo Project as described in all material respects in the Prospectuses, under valid, subsisting and enforceable documents or recognized and enforceable agreements or instruments, sufficient to permit the Corporation to explore the minerals relating thereto, and the Property Rights for the Camino Rojo Project in which the Corporation has an interest or right have been validly located and recorded in accordance with all applicable laws and are valid and subsisting. Except as disclosed in the Offering Documents, the Corporation and the Corporation Subsidiaries have the necessary surface rights, access rights, authorizations and other necessary rights and interests relating to its Properties granting the Corporation or a Material Corporation Subsidiary, as applicable, the right and ability to explore for minerals, ore and metals for development purposes as are appropriate in view of the rights and interest therein of the Corporation, with only such exceptions as do not materially interfere with the use made by the Corporation and the Material Corporation Subsidiaries of the rights or interest so held, and each of the proprietary interests or rights and each of the documents, agreements and instruments and obligations relating thereto referred to above is currently in good standing in the name of the Corporation or a Material Corporation Subsidiary. The Property Rights in respect of the Properties as disclosed in the Prospectuses constitute a description of all material Property Rights held by the Corporation and the Material Corporation Subsidiaries;

(cc)	the Properties and Property Rights of the Corporation and the Corporation Subsidiaries in the Cerro Quema Project as disclosed in the Corporation's public record constitute an accurate description of the Properties and all material Property Rights held by the Corporation and the Material Corporation Subsidiaries in the Cerro Quema Project;

(dd)	except for relinquishment of Property Rights made in the ordinary course, the Properties and Property Rights of the Corporation and the Corporation Subsidiaries, as disclosed in the Prospectuses and the Information, constitute an accurate description of the Properties and all material Property Rights held by the Corporation and the Material Corporation Subsidiaries, and, except as disclosed in the Offering Documents, no other property or assets are necessary for the conduct of the business of the Corporation as currently conducted, except as disclosed in the Offering Documents and the Information, the Corporation does not know of any claim or the basis for any claim that could reasonably be expected to materially and adversely affect the right of the Corporation to use, transfer or otherwise explore for mineral deposits on such Properties and, except as disclosed in the Offering Documents and the Information, none of the Corporation nor any of the Material Corporation Subsidiaries has any responsibility or obligation to pay any commission, royalty, licence fee or similar payment to any Person with respect to the Property Rights;

(ee)	any and all of the agreements and other documents and instruments pursuant to which the Corporation or the Material Corporation Subsidiaries hold its Properties (including any interest in, or right to earn an interest in, any Properties) are valid and subsisting agreements, documents or instruments in full force and effect, enforceable in accordance with the terms thereof, the Corporation and the Material Corporation Subsidiaries are not in default of any of the material provisions of any such agreements, documents or instruments nor has any such default been alleged, and such Properties are in good standing in all material respects under the applicable statutes and regulations of the jurisdictions in which they are situated, all leases, licences and claims pursuant to which the Corporation derives the interests thereof in such Properties are in good standing in all material respects and there has been no material default under any such lease, licence or claim and all taxes required to be paid with respect to such Properties to the date hereof have been paid. None of the Properties (or any interest in, or right to earn an interest in, any Properties) of the Corporation and the Material Corporation Subsidiaries is subject to any right of first refusal or purchase or acquisition right;

(ff)	the Corporation and each Material Corporation Subsidiary is in material compliance with all laws and regulations respecting employment and employment practices, terms and conditions of employment, pay equity and wages and the Corporation has not and is not engaged in any unfair labour practice, there is no labour strike, dispute, slowdown, stoppage, complaint or grievance pending or, to the knowledge of the Corporation, threatened against the Corporation or any Material Corporation Subsidiary, no union representation question exists respecting the employees of the Corporation or any Material Corporation Subsidiary and no collective bargaining agreement is in place or currently being negotiated by the Corporation or any Material Corporation Subsidiary and there are no outstanding orders under employment or human rights legislation in any jurisdiction in which the Corporation or the Corporation Subsidiaries carry on business or have employees, and all benefit and pension plans of the Corporation and any Material Corporation Subsidiary, as applicable, are funded in accordance with applicable laws;

(gg)	all material accruals for unpaid vacation pay, premiums for unemployment insurance, health premiums, federal or provincial pension plan premiums, accrued wages, salaries and commissions and payments for any plan for any officer, director, employee or consultant of the Corporation or any Material Corporation Subsidiary have been accurately reflected in the books and records of the Corporation;

(hh)	there has not been in the last three years and there is not currently any labour disruption or conflict which could reasonably be expected to have a Material Adverse Effect on the Corporation as a whole;

(ii)	except as mandated by the government, which government mandates have not materially affected the Corporation and the Corporation Subsidiaries, as at the date of this Agreement, there has been no closure, suspension or disruption to, the operations or workforce productivity of the Corporation and the Corporation Subsidiaries as a result of the novel coronavirus disease (COVID-19) outbreak (the "COVID-19 Outbreak"). The Corporation has been monitoring the COVID-19 Outbreak and the potential impact at all of its operations and has put appropriate control measures in place to ensure the wellness of all of its employees and surrounding communities where the Corporation and the Corporation Subsidiaries operate while continuing to operate;

(jj)	neither the Corporation nor any Material Corporation Subsidiary has any responsibility or obligation to pay or have paid on its behalf any material commission, royalty or similar payment to any person with respect to its Property Rights as of the date hereof, other than a 4% net smelter royalty payable to the Government of Panama with respect to the Cerro Quema Project, a 2% net smelter royalty pursuant to the Camino APA and a 3% net smelter royalty pursuant to the Mountain Gold Lease or otherwise as disclosed in the Technical Reports;

(kk)	the Corporation and the Material Corporation Subsidiaries are in compliance in all respects with all material terms and provisions of all Material Contracts, and all such Material Contracts are valid and binding against the Corporation or the Material Corporation Subsidiaries in accordance with their terms and are in full force and effect, and no breach or default by the Corporation or the Material Corporation Subsidiaries or event which, with notice or lapse of time or both, could constitute a material breach or material default by the Corporation, exists with respect thereto;

(ll)	all necessary corporate action has been taken or will have been taken prior to the Closing Time by the Corporation so as to validly issue the Common Shares (including upon exercise of the Over-Allotment Option) as fully paid and non-assessable common shares of the Corporation;

(mm)	the execution and delivery of this Agreement and the performance of the transactions contemplated hereby, including the execution and delivery of any Ancillary Documents related thereto, have been authorized by all necessary corporate action of the Corporation and upon the execution and delivery thereof shall constitute valid and legally binding obligations of the Corporation enforceable against the Corporation, in accordance with their terms, subject to bankruptcy, insolvency, moratorium or similar laws affecting creditors' rights generally and except as limited by the application of equitable remedies which may be granted in the discretion of a court of competent jurisdiction and that the enforcement of the rights to indemnity, contribution and waiver of contribution set out in this Agreement may be limited by applicable law;

(nn)	at the Closing Time, all consents, approvals, permits, authorizations, exemptions or filings as may be required under Applicable Securities Laws necessary for the execution and delivery of this Agreement, the issuance and sale of the Purchased Shares and any Additional Shares, and the consummation of the transactions contemplated hereby and thereby have been made or obtained, as applicable, other than filings required to be submitted within the applicable time frame pursuant to Applicable Securities Laws;

(oo)	the execution and delivery of this Agreement and the performance by the Corporation of its obligations hereunder, the issue and sale of the Purchased Shares and any Additional Shares, and the consummation of the transactions contemplated hereby and thereby do not and will not conflict with or result in a breach or violation of any of the terms of or provisions of, or constitute a default under, whether after notice or lapse of time or both, (i) any statute, rule or regulation applicable to the Corporation and, if applicable, the Corporation Subsidiaries, including Applicable Securities Laws; (ii) the constating documents, articles or resolutions of the Corporation and, if applicable, the Corporation Subsidiaries, which are in effect at the date hereof; (iii) any material contract, mortgage or indenture to which the Corporation and, if applicable, the Corporation Subsidiaries, are party or by which they are bound; or (iv) any judgment, decree or order binding the Corporation and, if applicable, the Corporation Subsidiaries, or the property or assets of the Corporation and, if applicable, its Corporation Subsidiaries;

(pp)	the assets of the Corporation and each Corporation Subsidiary and the business and operations thereof are insured against loss or damage with responsible third-party insurers on a basis consistent with insurance obtained by reasonably prudent participants in comparable businesses, and such coverage is in full force and effect, and the Corporation and each Corporation Subsidiary has not failed to promptly give any notice of any claim thereunder;

(qq)	the Corporation Financial Statements, which are incorporated by reference in the Prospectus Supplement, have been prepared in conformity with IFRS applied on a consistent basis throughout the periods involved and present fairly, in all material respects, the financial position of the Corporation at the dates thereof, the financial performance and cash flows of the Corporation for the periods then ended, in accordance with IFRS;

(rr)	at all relevant times the Corporation's auditors who audited the Corporation Financial Statements are and have been independent public accountants as required under Applicable Securities Laws in Canada and there has never been a reportable event (within the meaning of NI 51-102) between the Corporation and any of the Corporation's current or former auditors nor has there been any event which has led any of the Corporation's current or former auditors to threaten to resign as auditors;

(ss)	no order preventing, ceasing or suspending trading in any securities of the Corporation or prohibiting the issue of securities by the Corporation has been issued by any regulatory authorities and remains outstanding and no proceedings for either of such purposes have been instituted or threatened, or to the best of the knowledge of the Corporation, are pending or contemplated by any regulatory authorities;

(tt)	the Corporation maintains a system of internal accounting controls sufficient to provide reasonable assurance that: (i) transactions are executed in accordance with management's general or specific authorizations; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with IFRS and to maintain asset accountability; (iii) access to assets is permitted only in accordance with management's general or specific authorization; and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences;

(uu)	there are no material liabilities of the Corporation, whether direct, indirect, absolute, contingent or otherwise which are not disclosed or reflected in the Corporation Financial Statements or the related management's discussion and analysis except those incurred in the ordinary course of business since December 31, 2019;

(vv)	since December 31, 2019, and excluding expenditures in the ordinary course of business, there has not been any adverse material change of any kind whatsoever in the financial position or condition of the Corporation or any damage, loss or other change of any kind whatsoever in circumstances materially affecting its business or assets, taken as a whole, or the right or capacity of it to carry on its business, such business having been carried on in the ordinary course;

(ww)	neither the Corporation nor any of the Corporation Subsidiaries has committed an act of bankruptcy or sought protection from the creditors thereof before any court or pursuant to any legislation, proposed a compromise or arrangement to the creditors thereof generally, taken any proceeding with respect to a compromise or arrangement, taken any proceeding to be declared bankrupt or wound up, taken any proceeding to have a receiver appointed of any of the assets thereof, had any Person holding any encumbrance, lien, charge, hypothec, pledge, mortgage, title retention agreement or other security interest or receiver take possession of any of the property thereof, had an execution or distress become enforceable or levied upon any portion of the property thereof or had any petition for a receiving order in bankruptcy filed against it;

(xx)	except as disclosed to the Underwriters or as disclosed in the Offering Documents, none of the Corporation or any Corporation Subsidiary has approved, is contemplating, has entered into any agreement in respect of, or has knowledge of, as applicable:

(i)	the purchase of any material property or assets or any interest therein or the sale, transfer or other disposition of any material property or assets or any interest therein currently owned, directly or indirectly, by the Corporation or any Corporation Subsidiary whether by asset sale, transfer of shares or otherwise;

(ii)	the change of control (by sale or transfer of shares or sale of all or substantially all of the property and assets of the Corporation or any Corporation Subsidiary or otherwise) of the Corporation or any Corporation Subsidiary; or

(iii)	a proposed or planned disposition of shares by any shareholder who owns, directly or indirectly, 10% or more of the outstanding shares of the Corporation;

(yy)	the Layback LOI is in good standing in accordance with its terms and the Corporation is not aware of any facts or circumstances that would cause it to believe that (i) the Layback LOI will be terminated; (ii) the Corporation will not be able to enter into the Layback Agreement; (iii) the transactions contemplated by the Layback LOI will not be completed pursuant to the Layback Agreement on substantially the same terms and conditions as set out in the Layback LOI; or (iv) the benefits to the Corporation of the transactions contemplated by the Layback LOI will not be realized;

(zz)	the directors, officers and key employees of the Corporation and the compensation arrangements with respect to the Named Executive Officers are as disclosed in all material respects in the Prospectuses and, except as disclosed therein, there are no pensions, profit sharing, group insurance or similar plans or other deferred compensation plans of any kind whatsoever materially affecting the Corporation;

(aaa)	all contracts and agreements material to the Corporation and the Corporation Subsidiaries other than those entered into in the ordinary course of business and its business as presently conducted and taken as a whole (collectively the "Material Contracts") have been disclosed in the Prospectuses or the Information;

(bbb)	all taxes (including income tax, capital tax, payroll taxes, employer health tax, workers' compensation payments, property taxes, customs and land transfer taxes), duties, royalties, levies, imposts, assessments, deductions, charges or withholdings and all liabilities with respect thereto including any penalty and interest payable with respect thereto (collectively, "Taxes") due and payable by the Corporation and the Corporation Subsidiaries have been paid. All tax returns, declarations, remittances and filings required to be filed by the Corporation and the Corporation Subsidiaries have been filed with all appropriate governmental authorities and all such returns, declarations, remittances and filings are complete and accurate and no material fact or facts have been omitted therefrom which would make any of them misleading. To the knowledge of the Corporation, no examination of any tax return of the Corporation or the Corporation Subsidiaries is currently in progress and there are no material issues or disputes outstanding with any governmental authority respecting any taxes that have been paid, or may be payable, by the Corporation or the Corporation Subsidiaries;

(ccc)	the Corporation has established on its books and records reserves that are adequate for the payment of all Taxes not yet due and payable and there are no liens for Taxes on the assets of the Corporation and, to the knowledge of the Corporation, there are no audits pending of the tax returns of the Corporation (whether federal, state, provincial, local or foreign) and there are no claims which have been or may be asserted relating to any such tax returns, which audits and claims, if determined adversely, would result in the assertion by any governmental agency of any deficiency that would result in a Material Adverse Effect on the Corporation;

(ddd)	none of the Corporation nor any of the Corporation Subsidiaries, nor, to the knowledge of the Corporation, any other Person associated with or acting on behalf of the Corporation or any Corporation Subsidiary, including, without limitation, any director, officer, agent or employee of the Corporation or the Corporation Subsidiaries (i) used any corporate funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity; (ii) made any unlawful payment to foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns from corporate funds; (iii) violated any provision of the Corruption of Foreign Public Officials Act (Canada) (the "CFPOA"); or (iv) made any other unlawful payment; and the Corporation and the Corporation Subsidiaries will monitor their respective businesses to ensure compliance with the CFPOA and, if violations of the CFPOA are found, will take remedial action to remedy such violations;

(eee)	there are no actions, suits, proceedings or inquiries pending or, to the knowledge of the Corporation, threatened against or affecting the Corporation at law or in equity or before or by any Governmental Authority, domestic or foreign, which in any way has or would reasonably be expected to have a Material Adverse Effect, nor are there any matters under discussion with any Governmental Authority relating to taxes, governmental charges, orders or assessments asserted by any such authority, and, to the Corporation's knowledge, there are no facts or circumstances which would reasonably be expected to form the basis for any such litigation, governmental or other proceeding or investigation, which, in each case, if determined adversely to the Corporation, would individually or in the aggregate have a Material Adverse Effect, or which adversely affects or may adversely affect the distribution of the Purchased Shares and any Additional Shares or which would impair the ability of the Corporation to consummate the transactions contemplated hereby or to duly observe and perform any of its covenants or obligations contained herein;

(fff)	except as disclosed in the Prospectuses, none of the directors, officers or employees of the Corporation, any person who owns, directly or indirectly, more than 10% of any class of Common Shares of the Corporation or securities of any person exchangeable for more than 10% of any class of securities of the Corporation, or any associate or affiliate of any of the foregoing, had or has any material interest, direct or indirect, in any transaction or any proposed transaction (including any loan made to or by any such person) with the Corporation which, as the case may be, materially affects, is material to or will materially affect the Corporation;

(ggg)	except to the extent that any violation or other matter referred to in this subsection does not have a Material Adverse Effect on the Corporation, taken as a whole:

(i)	the Corporation and the Material Corporation Subsidiaries are not currently in violation of any Environmental Laws;

(ii)	to the knowledge of the Corporation, the Corporation and the Corporation Subsidiaries have operated its business at all times and has received, handled, used, stored, treated, shipped and disposed of all Contaminants without violation of Environmental Laws;

(iii)	there have been no material spills, releases, deposits or discharges of hazardous or toxic substances, Contaminants or wastes into the earth, air or into any body of water or any municipal or other sewer or drain water systems by the Corporation or any of the Material Corporation Subsidiaries that have not been remedied;

(iv)	as a result of its operations, no orders, rulings, directions or notices have been issued and remain outstanding or to the knowledge of the Corporation are pending or threatened against the Corporation or any Material Corporation Subsidiary under or pursuant to any Environmental Laws;

(v)	neither the Corporation nor any Material Corporation Subsidiary has knowledge of, and has not received any notice of, any claim, judicial or administrative proceeding, pending or threatened against it which may materially adversely affect the Corporation or the Material Corporation Subsidiaries relating to or alleging any material violation of Environmental Laws by the Corporation or the Material Corporation Subsidiaries and the Corporation and the Corporation Subsidiaries are not aware of any facts which could give rise to any such claim or judicial or administrative proceeding and the Corporation or the Material Corporation Subsidiaries, to the knowledge of the Corporation, is not the subject of any investigation, evaluation, audit or review by any Governmental Authority to determine whether any material violation of Environmental Laws by it has occurred or is occurring or whether any remedial action is needed;

(vi)	to the knowledge of the Corporation, the Corporation and the Material Corporation Subsidiaries have not failed to report to the proper Governmental Authority the occurrence of any event which is required to be so reported by any Environmental Law;

(vii)	the Corporation has not failed to report to the proper federal, provincial, municipal or other political subdivision, government, department, commission, board, bureau, agency or instrumentality, domestic or foreign, the occurrence of any event which is required to be so reported by any Environmental Laws; and

(viii)	the Corporation and the Material Corporation Subsidiaries hold all licences, permits and approvals required under any Environmental Laws in connection with the operation of its business as currently conducted and the ownership and use of its assets, all such licences, permits and approvals are in full force and effect, and the Corporation and the Material Corporation Subsidiaries have not received any notification pursuant to any Environmental Laws that any material work, repairs, constructions or capital expenditures are required to be made by it as a condition of continued compliance with any Environmental Laws, or any licence, permit or approval issued pursuant thereto, or that any license, permit or approval referred to above is about to be reviewed, made subject to material limitations or conditions, revoked, withdrawn or terminated;

(hhh)	none of the Properties are subject to any claim by any indigenous group and neither the Corporation nor the Material Corporation Subsidiaries is a party to any material disputes with any indigenous groups, nor has the Corporation or any Material Corporation Subsidiary received notice of any legal proceedings with respect to any indigenous land claims in respect of the Properties;

(iii)	the Corporation and each Material Corporation Subsidiary has conducted and is conducting its business in compliance with all applicable laws and regulations of each jurisdiction in which it carries on business (including, without limitation, all applicable federal, provincial, municipal and local environmental anti-pollution and licensing laws, regulations and other lawful requirements of any governmental or regulatory body) and has not received a notice of non-compliance, or knows of, or has reasonable grounds to know of, any facts that could give rise to a notice of non-compliance with any such laws or regulations which would have a Material Adverse Effect on the Corporation;

(jjj)	other than with respect to a proposed environmental tax in Zacatecas, Mexico, neither the Corporation nor the Corporation Subsidiaries are aware of any pending change or contemplated change to any applicable law or regulation or governmental position that would have a Material Adverse Effect on business of the Corporation or the business or legal environment under which the Corporation and the Corporation Subsidiaries operate;

(kkk)	other than the Underwriters pursuant to this Agreement and their respective representatives, including selling group members, there is no person acting or purporting to act at the request of the Corporation who is entitled to any brokerage, agency or other fiscal advisory or similar fee in connection with the transactions contemplated herein;

(lll)	all information which has been prepared by the Corporation relating to the Corporation, the Corporation Subsidiaries and their respective businesses, properties and liabilities and made available to the Underwriters, including all financial and operational information provided to the Underwriters was, as of the date of such information and is as of the date hereof, true and correct in all material respects, taken as a whole, and no fact or facts have been omitted therefrom which would make such information materially misleading;

(mmm)	the operations of the Corporation and the Corporation Subsidiaries are, and have been conducted at all times, in compliance with the financial recordkeeping and reporting requirements of the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada), the anti-money laundering statutes of all jurisdictions to which they are subject, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any governmental agency (collectively, the "Anti-Money Laundering Laws") and no action, suit or proceeding by or before any Governmental Authority or any arbitrator involving the Corporation or the Corporation Subsidiaries with respect to the Anti-Money Laundering Laws is pending or, to the knowledge of the Corporation, threatened;

(nnn)	the form and the terms of the certificates for or electronic forms of, as applicable, the Common Shares have been approved by the Board of Directors, comply with all legal and stock exchange requirements and do not conflict with the Corporation's articles or by-laws;

(ooo)	the provisions of the Common Shares conform, in all material respects, with the description thereof contained in the Final Base Shelf Prospectus under the heading "Description of Securities";

(ppp)	on the date of issue, the Purchased Shares and Additional Shares will be qualified investments under the Tax Act and the regulations thereunder as in effect on the date hereof, for a trust governed by a registered retirement savings plan, a registered retirement income fund, a deferred profit sharing plan, a registered education savings plan, a registered disability savings plan and a tax-free savings account each as defined in the Tax Act, subject to the specific provisions of any such plan, but would be a prohibited investment for a trust governed by a tax-free savings account if the holder has a significant interest in the Corporation within the meaning of the Tax Act; and

(qqq)	the Prospectuses, including any and all Supplementary Material, contain, or will contain, as applicable, no misrepresentation and, together with all of the information incorporated by reference in the Prospectuses, constitute, or will constitute, as applicable, full, true and plain disclosure of all material facts relating to the Corporation, the Purchased Shares and the Additional Shares (excluding information and statements relating solely to the Underwriters and/or provided in writing by the Underwriters) and comply, or will comply, as applicable, in all material respects with Applicable Securities Laws.

3.2	The representations and warranties of the Corporation contained in this Agreement shall be true at the Closing Time as though they were made at the Closing Time and they shall survive the completion of the transactions contemplated under this Agreement and remain in full force and effect thereafter for the benefit of the Underwriters for the longer of the period of two years following the Closing Date and the date on which any applicable statutory prospectus liability could apply.

3.3	Each Underwriter severally, and not jointly, nor jointly and severally, represents and warrants to the Corporation, and acknowledges that the Corporation is relying upon such representations and warranties in entering into this Agreement, that:

(a)	it is, and will remain so until the completion of the Offering, appropriately registered under Applicable Securities Laws so as to permit it to lawfully fulfil its obligations hereunder and it is, and will remain so until the completion of the Offering, a member in good standing of the TSX;

(b)	it will sell (and cause selling group members to sell) the Purchased Shares and any Additional Shares in accordance with Applicable Securities Laws and this Agreement and applicable securities laws in Selling Jurisdictions other than the Qualifying Jurisdictions; and

(c)	it has good and sufficient right and authority to enter into this Agreement and complete the transactions contemplated under this Agreement on the terms and conditions set forth herein.

3.4	The representations and warranties of the Underwriters contained in this Agreement shall be true at the Closing Time as though they were made at the Closing Time and shall survive the completion of the transactions contemplated under this Agreement.

4.	ADDITIONAL COVENANTS

4.1	The Corporation covenants and agrees with the Underwriters that it shall:

(a)	file or cause to be filed with the TSX all required documents and pay all required filing fees, and do or cause to be done all things required by the rules and policies of the TSX, in order to obtain prior to the Closing Date the requisite acceptance or approval of the TSX for: (i) the Offering; and (ii) the conditional listing of the Purchased Shares and the Additional Shares subject only to satisfaction by the Corporation of the standard listing conditions of the TSX, and the Corporation shall thereafter fulfill such listing conditions, if any, within the time period prescribed by the TSX;

(b)	with respect to the filing of the Prospectus Supplement as contemplated herein, fulfil all legal and regulatory requirements required to be fulfilled by the Corporation in connection therewith, in each case in form and substance satisfactory to the Underwriters as evidenced by the Underwriters' execution of the certificate attached thereto;

(c)	prior to the completion of the Offering, the Underwriters, their legal counsel and technical consultants will be provided with timely access to all information required to permit them to conduct a full due diligence investigation of the Corporation and its business operations, properties, assets, affairs, prospects and financial condition. In particular, the Underwriters shall be permitted to conduct all due diligence that they may, in their sole discretion, require in order to fulfil their obligations under Applicable Securities Laws, and in that regard, the Corporation will make available to the Underwriters, their legal counsel and technical consultants, on a timely basis, all corporate and operating records, contracts, resource and reserve reports, technical reports, feasibility studies, financial information, transaction record books, current budgets, current forecasts, reports, key officers, as applicable, and other relevant documentation or information necessary in order to complete the due diligence investigation of the Corporation, and its business operations, properties, assets, affairs, prospects and financial condition for this purpose, and without limiting the scope of the due diligence inquiries the Underwriters may conduct, to participate in one or more due diligence sessions to be held prior to the Closing Time at which management of the Corporation, the Former Auditors, the legal counsel of the Corporation and representatives of the authors of the Camino Rojo Technical Reports, shall participate. It shall be a condition to (i) the Underwriters' execution of any certificate in any Offering Document that the Underwriters be satisfied as to the form and substance of the document, and (ii) the delivery of each U.S. Private Placement Memorandum to any purchaser or prospective purchaser that the Underwriters and their U.S. Affiliates be satisfied as to the form and substance of such document;

(d)	during the period prior to the completion of the Offering, promptly notify the Underwriters in writing of any material change (actual, contemplated or threatened) in the business, affairs, operations, assets or liabilities (contingent or otherwise), financial position or capital of the Corporation, taken as a whole, or of any change which is of such a nature as to result in a misrepresentation in either of the Prospectuses or any Supplementary Material and the Corporation shall, within any applicable time limitation, comply with all filing and other requirements under the Applicable Securities Laws, as a result of any such change; provided, however, notwithstanding the foregoing, the Corporation shall not file any Supplementary Material without first obtaining the approval of the Underwriters as to the form and content thereof, which approval shall not be unreasonably withheld and shall be provided on a timely basis; and, in addition to the foregoing, the Corporation shall, in good faith, discuss with the Underwriters any change in circumstances (actual or proposed) which is of such a nature that there is or ought to be consideration given by the Corporation as to whether notice in writing of such change need be given to the Underwriters pursuant to this subparagraph;

(e)	During the period from the date of this Agreement to the date of completion of the Offering, the Corporation will promptly provide to the Underwriters, for review by the Underwriters and their counsel, prior to filing with the Commissions:

(i)	any financial statements of the Corporation;

(ii)	any proposed document (including without limitation any amendment to, or any new, annual information form, financial statement, management's discussion and analysis, business acquisition report, material change report, news release or information circular) which may be incorporated, or deemed to be incorporated, by reference in the Prospectus Supplement; and

(iii)	any press release of the Corporation.

(f)	deliver to the Underwriters duly executed copies of any Supplementary Material required to be filed by the Corporation in accordance with subparagraph (d) above and, if any financial or accounting information is contained in any of the Supplementary Material, an additional Comfort Letter to that required by Section 4.1(n)(i) below;

(g)	cause commercial copies of the Prospectus Supplement (including the Final Base Shelf Prospectus), the U.S. Private Placement Memorandum and Supplementary Material to be delivered to the Underwriters without charge, in such quantities and in such cities as the Underwriters may reasonably request, as soon as possible after the filing of the Prospectus Supplement, but in any event on or before 12:00 p.m. (Toronto time) on the day after such filing, as applicable, and such delivery will constitute the Corporation's consent to the Underwriters' use of such documents in connection with the Offering;

(h)	by the act of having delivered each of the Prospectus Supplement (including the Final Base Shelf Prospectus), the U.S. Private Placement Memorandum and any Supplementary Material to the Underwriters, have represented and warranted to the Underwriters that all material information and statements (except information and statements relating solely to the Underwriters and provided by the Underwriters to the Corporation in writing expressly for inclusion in the Prospectuses) contained in such documents, at the respective dates of initial delivery thereof, comply with the Applicable Securities Laws and are true and correct in all material respects and in light of the circumstances in which they were made, and that such documents, at such dates, contain no misrepresentation and together constitute full, true and plain disclosure of all material facts relating to the Corporation, the Purchased Shares and the Additional Shares as required by the Applicable Securities Laws and in light of the circumstances in which they were made;

(i)	prior to the Closing Time, fulfil to the satisfaction of the Underwriters, acting reasonably, all legal requirements (including, without limitation, compliance with Applicable Securities Laws) to be fulfilled by the Corporation to enable the Purchased Shares and the Additional Shares to be distributed free of trade restrictions in the Qualifying Jurisdictions, subject only to the requirements of Applicable Securities Laws;

(j)	except to the extent the Corporation participates in a merger, amalgamation or other form of business combination or going private transaction which results in the Corporation ceasing to be a "reporting issuer", use its commercially reasonable efforts to maintain its status as a "reporting issuer" not in default in each of the Qualifying Jurisdictions for a period of two years from the Closing Date;

(k)	except to the extent the Corporation participates in a merger, amalgamation or other form of business combination or going private transaction which results in the Corporation ceasing to be listed on the TSX, use its commercially reasonable efforts to maintain the listing of its Common Shares on the TSX or such other recognized stock exchange for a period of two years from the Closing Date;

(l)	the net proceeds of the Offering shall be used by the Corporation substantially in accordance with the disclosure set out under "Use of Proceeds" (and subject to the qualifications stated therein) in the Prospectus Supplement;

(m)	perform all of the obligations to be performed by it under this Agreement;

(n)	deliver or cause to be delivered to the Underwriters and their legal counsel, as applicable:

(i)	at the time of execution of the Prospectus Supplement by the Underwriters, a long-form comfort letter (the "Comfort Letter") from the Former Auditors, addressed to the Underwriters and to the directors of the Corporation and dated as of the date of the Prospectus Supplement, in form and content acceptable to the Underwriters, acting reasonably, to the effect that they have carried out certain procedures performed for the purposes of comparing certain specified financial information and percentages appearing in the Prospectus Supplement and the documents incorporated therein by reference with indicated amounts in the financial statements or accounting records of the Corporation and have found such information and percentages to be in agreement, which comfort letter shall be based on the Former Auditors' reviews having a cut off date of not more than two Business Days prior to the date of the Prospectus Supplement;

(ii)	at the Closing Time, favourable legal opinions addressed to the Underwriters from Cassels Brock & Blackwell LLP ("Cassels"), Canadian counsel to the Corporation, who may rely on, or, alternatively, provide directly to the Underwriters, the opinions of local counsel as to matters in jurisdictions other than in which Cassels is qualified to practice (the "Legal Opinions"), dated and delivered on the Closing Date, in form and substance satisfactory to the Underwriters, acting reasonably, and subject to and containing necessary assumptions, qualifications and reliances, with respect to the following matters:

(A)	the Corporation is a "reporting issuer", or its equivalent, in each of the Qualifying Jurisdictions and it is not listed as in default of any requirement of the Applicable Securities laws in any of the Qualifying Jurisdictions;

(B)	the Corporation meets the criteria and has complied with the requirements of NI 44-101 and NI 44-102 so as to allow it to offer the Purchased Shares and the Additional Shares using a short form prospectus in the form of a base shelf prospectus;

(C)	the Corporation is a corporation duly incorporated and validly existing and is in good standing under the federal laws of Canada and has all requisite corporate power and capacity to carry on its business as now conducted as described in the Final Base Shelf Prospectus and Prospectus Supplement and to own, lease and operate its property and assets;

(D)	the authorized and issued and outstanding share capital of the Corporation;

(E)	the Corporation has the necessary corporate power and capacity to execute and deliver the Final Base Shelf Prospectus and the Prospectus Supplement and all necessary corporate action has been taken by or on behalf of the Corporation to authorize the execution and delivery by it of each of the Final Base Shelf Prospectus and the Prospectus Supplement and the filing thereof, as the case may be, in each of the Qualifying Jurisdictions under the Applicable Securities Laws;

(F)	the Corporation has the requisite corporate power and capacity to execute and deliver this Agreement and to perform its obligations hereunder;

(G)	(i) the Purchased Shares have been validly issued by the Corporation as fully paid and non-assessable common shares in the capital of the Corporation, and (ii) the Additional Shares issuable on exercise of the Over-Allotment Option will, upon exercise of the Over-Allotment Option and payment of the Purchase Price therefor, be validly issued by the Corporation as fully paid and non-assessable common shares in the capital of the Corporation;

(H)	the Additional Shares have been duly allotted and reserved for issuance by the Corporation;

(I)	all necessary corporate action has been taken by the Corporation to authorize the execution and delivery of this Agreement and the performance by the Corporation of its obligations hereunder and to authorize the issuance, sale and delivery of the Purchased Shares and Additional Shares and the grant of the Over-Allotment Option;

(J)	this Agreement has been duly executed and delivered by the Corporation and constitute a legal, valid and binding obligation of the Corporation enforceable against it in accordance with its terms, subject to bankruptcy, insolvency and other laws affecting the rights of creditors generally and subject to such other standard assumptions and qualifications including the qualifications that equitable remedies may be granted in the discretion of a court of competent jurisdiction and that enforcement of rights to indemnity, contribution and waiver of contribution may be limited by applicable law;

(K)	the rights, privileges, restrictions and conditions attaching to the Purchased Shares and the Additional Shares are accurately summarized in all material respects in the Final Base Shelf Prospectus;

(L)	all necessary documents have been filed, all requisite proceedings have been taken and all approvals, permits and consents of the appropriate regulatory authority in each of the Qualifying Jurisdictions where purchasers reside have been obtained by the Corporation to qualify the distribution to the public of the Purchased Shares and the Additional Shares in each of the Qualifying Jurisdictions through persons who are registered under Applicable Securities Laws and who have complied with the relevant provisions of Applicable Securities Laws;

(M)	the Purchased Shares and the Additional Shares have been conditionally approved, or approved, for listing on the TSX, subject only to the standard listing conditions of the TSX;

(N)	the form and terms of the definitive certificates representing the Common Shares have been approved by the board of directors of the Corporation and comply in all material respects with the Canada Business Corporations Act, the by-laws of the Corporation and the rules, by-laws and policies of the TSX;

(O)	the execution and delivery of this Agreement, the fulfilment of the terms hereof by the Corporation and the offering, issuance, sale and delivery of the Purchased Shares and the Additional Shares and the grant of the Over-Allotment Option do not and will not result in a breach of or default under, and do not and will note create a state of facts which, after notice or lapse of time or both, will result in a breach of or default under, and do not and will not conflict with any of: (A) any statute, rule or regulation applicable to the Corporation; or (B) the constating documents of the Corporation or any resolutions of the directors (or any committee thereof) or shareholders of the Corporation;

(P)	Computershare Investor Services Inc. has been duly appointed as the transfer agent and registrar for the Common Shares; and

(Q)	the statements in the Prospectus Supplement under the heading "Eligibility for Investment" in so far as they purport to describe the provisions of the laws referred to therein, are fair and accurate summaries of the matters described therein;

(iii)	at the Closing Time, a favourable legal opinion from local counsel to each of the Material Corporation Subsidiaries, as to (i) the incorporation and existence of each of the Material Corporation Subsidiaries; (ii) the ability of each of the Material Corporation Subsidiaries to carry on its business as presently carried on and to own, lease and operate its properties and assets; (iii) the authorized capital and issued and outstanding share capital of each of the Material Corporation Subsidiaries; and (iv) the ownership of the issued and outstanding securities of each of the Material Corporation Subsidiaries, in form and substance acceptable to the Underwriters, acting reasonably;

(iv)	at the Closing Time, favourable legal opinions addressed to the Underwriters, in form and substance satisfactory to the Underwriters, acting reasonably, dated as of the Closing Date, from local counsel to the Corporation with respect to title matters in respect of the Camino Rojo Project (the "Camino Rojo Project Title Opinions");

(v)	at the Closing Time, pursuant to the Corporation's commercially reasonable efforts, favourable legal opinions addressed to the Underwriters, in form and substance satisfactory to the Underwriters, acting reasonably, dated as of the Closing Date, from local counsel to the Corporation with respect to title matters in respect of the Cerro Quema Project or, failing that, a written assurance from local counsel to the Corporation confirming that the mineral concessions in respect of the Cerro Quema Project remain in good standing.

(vi)	at the Closing Time, a certificate of compliance (or equivalent) for the Corporation dated within two (2) days of the Closing Date;

(vii)	at the Closing Time, a certificate (the "Officers' Certificate") of the Corporation signed by its President and Chief Executive Officer and Chief Financial Officer, on behalf of the Corporation, addressed to the Underwriters and their legal counsel and dated as of the Closing Date in form and content acceptable to the Underwriters, acting reasonably, relating to the representations and warranties contained in this Agreement and such other items considered reasonable for a transaction of this nature, including with respect to the following matters;

(A)	no order, ruling or determination having the effect of ceasing the trading or suspending the sale of the Common Shares or any other securities of the Corporation has been issued by any regulatory authority and is continuing in effect and no proceedings for such purpose have been instituted or are pending or, to the knowledge of such officers, contemplated or threatened under any Applicable Securities Laws or by any regulatory authority;

(B)	since the date of the Prospectus Supplement (a) there has been no material adverse change (actual, anticipated, contemplated or, to the knowledge of the Corporation, threatened, whether financial or otherwise) in the business, affairs, operations, assets, liabilities (contingent or otherwise) or capital of the Corporation on a consolidated basis, and (b) no transaction has been entered into by the Corporation which is material to the Corporation, other than in the ordinary course of business;

(C)	the representations and warranties of the Corporation in this Agreement are true and correct in all material respects as if made at and as of the Closing Time, except for such representations and warranties which are in respect of a specific date in which case such representations and warranties shall be true and correct in all material respects as of such date, after giving effect to the transactions contemplated by this Agreement;

(D)	the Corporation has complied with all the covenants and satisfied all the terms and conditions of this Agreement on its part to be complied with and satisfied at or prior to the Closing Time;

(E)	since the date of the Prospectus Supplement, there has been no change in any material fact (which includes the disclosure of any previously undisclosed material fact) contained in the Final Base Shelf Prospectus or Prospectus Supplement which fact or change is of such a nature as to render any statement in the Final Base Shelf Prospectus or Prospectus Supplement misleading or untrue in any material respect or which would result in a misrepresentation in the Final Base Shelf Prospectus or Prospectus Supplement or which would result in the Final Base Shelf Prospectus and Prospectus Supplement not complying in all material respects with Applicable Securities Laws;

(viii)	at the Closing Time, a certificate dated the Closing Date signed by the President and Chief Executive Officer and Chief Financial Officer of the Corporation or another officer acceptable to the Underwriters, in form and substance acceptable to the Underwriters, with respect to:

(A)	the constating documents of the Corporation;

(B)	the resolutions of the directors of the Corporation relevant to the Offering, including the allotment, issue (or reservation for issue) and sale of the Purchased Shares and the Additional Shares, the grant of the Over-Allotment Option, the authorization of this Agreement, the listing of the Purchased Shares and any Additional Shares on the TSX and the other agreements and transactions contemplated by this Agreement; and

(C)	the incumbency and signatures of signing officers of the Corporation;

(ix)	at the Closing Time, if any Purchased Shares and/or Additional Shares are sold in the United States or to, or for the account or benefit of, U.S. Persons, the Corporation shall cause a customary and favourable legal opinion to be delivered by Neal, Gerber & Eisenberg LLP, United States counsel to the Corporation, such opinion(s) to be subject to such customary qualifications and assumptions as the Underwriters may agree, acting reasonably, to the effect that no registration of the Purchased Shares and/or any Additional Shares, as applicable, will be required under the U.S. Securities Act in connection with the offer and sale of the Purchased Shares and/or the Additional Shares that actually take place in the United States, provided that the offer and sale of the Purchased Shares and the Additional Shares in the United States is made in accordance with and reliance upon Schedule "A" hereto and the U.S. Private Placement Memorandum (and any executed exhibits, schedules or attachments thereto), it being understood that such counsel may rely, to the extent appropriate in the circumstances, as to matters of fact on certificates of officers of the Corporation and others, and it being further understood that such counsel shall not be required to provide any legal opinion with regard to the subsequent transfer, resale, pledge, exchange, or other disposition of any of the Purchased Shares or the Additional Shares;

(x)	at the Closing Time, a "bring down" of the Comfort Letter (the "Bring-Down Letter") required by Section 4.1(n)(i), dated the Closing Date, in form and substance satisfactory to the Underwriters, acting reasonably, confirming the continued accuracy of the Comfort Letter with such changes as may be necessary to bring the information in such letter forward to at least two (2) Business Days prior to the Closing Date, which changes shall be acceptable to the Underwriters, acting reasonably; and

(xi)	at the Closing Time, such other materials (the "Closing Materials") as the Underwriters may reasonably require and as are customary in a transaction of this nature, and the Closing Materials will be addressed to the Underwriters and to such parties as may be reasonably directed by the Underwriters and will be dated as of the Closing Date or such other date as the Underwriters may reasonably require;

(o)	from and including the date of this Agreement through to and including the Closing Time, use commercially reasonable efforts to do all such acts and things necessary to ensure that all of the representations and warranties of the Corporation contained in this Agreement or any certificates or documents delivered by it pursuant to this Agreement remain materially true and correct and not do any such act or thing that would render any representation or warranty of the Corporation contained in this Agreement or any certificates or documents delivered by it pursuant to this Agreement materially untrue or incorrect;

(p)	subject to compliance with Applicable Securities Law, any press release of the Corporation relating to the Offering will be provided in advance to the Lead Underwriter on behalf of the Underwriters, and the Corporation will agree to the form and substance thereof with the Lead Underwriter on behalf of the Underwriters, each acting reasonably, prior to the release thereof;

(q)	commencing on March 26, 2020 and ending on the date which is 90 days following the Closing Date not to, directly or indirectly, issue, sell, offer, grant an option or right in respect of, or otherwise dispose of, or agree to or announce any intention to issue, sell, offer, grant an option or right in respect of, or otherwise dispose of, any additional Common Shares or any securities exercisable for or convertible into or exchangeable for Common Shares, without the prior written consent of the Lead Underwriter, such consent not to be unreasonably withheld or delayed, other than pursuant to:

(i)	the Offering;

(ii)	the grant or exercise of stock options and other similar issuances pursuant to any stock option plan of the Corporation or similar share compensation arrangements in place prior to the date of this Agreement (provided that in the case of new grants, the exercise price of such stock options or compensation arrangement will be no less than the Purchase Price);

(iii)	the grant of restricted share units;

(iv)	the issuance of Common Shares upon the exercise of convertible securities, warrants, stock options, or any other commitment or agreement outstanding prior to the date hereof; and

(r)	to cause all executive officers and directors to agree not to sell, transfer, assign, pledge or otherwise dispose of any Common Shares or other securities of the Corporation owned, directly or indirectly, by such executive officers or directors, in whole or in part, or enter into any agreement or arrangement under which the economic consequences of the ownership of the securities of the Corporation is transferred, for a period commencing on March 26, 2020 and ending on the date which is 90 days after the Closing Date, subject to certain exceptions to be set out in such lock up agreement, without prior written consent of the Lead Underwriter, such consent not to be unreasonably withheld or delayed.

4.2	The Corporation will immediately inform the Underwriters at first orally, and then in writing, during the period prior to the completion of the Offering of the full particulars of:

(a)	any material change (whether actual, anticipated, threatened, contemplated or proposed) in respect of the Corporation;

(b)	any material fact (whether actual, anticipated, threatened, contemplated or proposed) that would have been required to have been stated in any of the Offering Documents had that fact arisen or been discovered on, or prior to, the date of the Offering Documents, as the case may be; and

(c)	any change (whether actual, anticipated, threatened, contemplated or proposed by, to or against) in any material fact or any misstatement of any material fact contained in any of the Offering Documents, or the coming into existence of any new material fact, in all cases which change or new material fact is, or could reasonably be expected to be, of such a nature as:

(d)	to render any of the Offering Documents, as they exist taken together in their entirety immediately prior to such change or new material fact, misleading or untrue in any material respect or could result in any of such documents, as they exist taken together in their entirety immediately prior to such change or material fact, containing a misrepresentation;

(e)	could result in any of the Offering Documents, as they exist taken together in their entirety immediately prior to such change or material fact, not complying with any Applicable Securities Laws; or

(f)	to constitute a Material Adverse Effect as it relates to the Corporation.

In addition to the provisions of Section 4.2, the Corporation will, in good faith, discuss with the Underwriters, any change, event, development or fact, contemplated, anticipated, threatened or proposed, in Section 4.2 that is of such a nature that there may be reasonable doubt as to whether written notice should be given to the Underwriters under Section 4.2 of this Agreement and will consult with the Underwriters with respect to the form and substance of any Supplementary Material proposed to be filed or delivered by the Corporation, it being understood and agreed that no such Supplementary Material will be filed by the Corporation with any Commission or delivered to any purchaser or prospective purchaser until the Underwriters and their legal counsel (i) have been given a reasonable opportunity to review, and (ii) approve such material, acting reasonably.

4.3	Each Underwriter severally covenants and agrees with the Corporation that it shall:

(a)	fulfil and cause any other selling group members to fulfil all legal requirements (including, without limitation, compliance with Applicable Securities Laws) to be fulfilled by it in connection with the Offering in the Qualifying Jurisdictions and other jurisdictions where Purchased Shares and any Additional Shares are distributed (and the Underwriters will provide, upon reasonable request, all available documentation evidencing compliance with such legal requirements of such other jurisdictions) upon the terms of the Underwriting Agreement, and ensure that no prospectus, registration statement or offering memorandum is required to be filed and/or delivered by the Corporation in any other jurisdictions;

(b)	promptly notify the Corporation when the Underwriter has ceased distribution of the Purchased Shares and any Additional Shares and shall promptly provide a written breakdown of the number of Purchased Shares and any Additional Shares distributed in each of the Qualifying Jurisdictions;

(c)	upon being satisfied, acting reasonably, that the Prospectus Supplement and any amendments thereto is in a form satisfactory for filing with the Commissions, execute each of the Prospectus Supplement and any amendments thereto, as the case may be, presented to the Underwriter for execution, and the Underwriter will use its reasonable best efforts to assist the Corporation in obtaining the requisite approvals of the Regulatory Authorities in connection with the preparation and filing of such documents;

(d)	the Underwriters will comply with the obligations set out in Schedule "A" to this Agreement; and

(e)	execute all such other documents and materials as may reasonably be required and as are customary in a transaction of this nature.

5.	UNDERWRITERS' FEES AND EXPENSES

5.1	In consideration of the services to be rendered by the Underwriters to the Corporation under this Agreement, the Corporation agrees to pay to the Underwriters, at the time and in the manner specified in this Agreement, the Underwriters' Fee.

5.2	The Corporation will pay, whether or not the Offering is completed, all of its costs and the reasonable costs of the Underwriters (the "Underwriters' Expenses") in connection with such Offering, including the reasonable fees and disbursements of its counsel and of counsel to the Underwriters (which fees shall not exceed $135,000 exclusive of disbursements and taxes in respect of Canadian counsel to the Underwriters) plus all applicable taxes, fees of outside consultants (if any, subject to the Corporation and the Lead Underwriter agreeing on the use of such consultants in advance), filing fees, TSX listing fees, the costs and expenses of any securities or other filings required to be made in connection with the Offering, printing costs, the preparation and holding of information meetings, the out-of-pocket expenses including all of the Underwriters' travel expenses in connection with due diligence and marketing meetings. At the option of the Underwriters, such fees and expenses may be deducted from the gross proceeds otherwise payable to the Corporation at Closing.

6.	THE UNDERWRITERS

6.1	The subscription by the Underwriters for the Purchased Shares and any Additional Shares shall be as to the following percentages:

Stifel Nicolaus Canada Inc.	60.0%
Desjardins Securities Inc.	20.0%
Paradigm Capital Inc.	14.0%
Cormark Securities Inc.	6.0%

6.2	The rights and obligations of the Underwriters under this Agreement, including but not limited to the right and obligation to subscribe for the Purchased Shares and any Additional Shares and the entitlement to the Underwriters' Fee, will be several (as distinguished from joint) rights and obligations for each Underwriter. Except as otherwise specifically provided in this Agreement, the rights and obligations of the Underwriters will be divided in the proportions in which the Underwriters participate in the Offering. If an Underwriter (a "Refusing Underwriter") fails to subscribe for its applicable percentage of the Purchased Shares and any Additional Shares (the "Defaulted Securities") which that Underwriter has agreed to subscribe for under this Agreement, the remaining Underwriters (the "Continuing Underwriters") shall have the right, but shall not be obligated, to subscribe for all but not less than all, of the Defaulted Securities pro rata according to the number of Purchased Shares or Additional Shares to have been acquired by the Continuing Underwriters under this Agreement or in the proportion agreed upon, in writing, by the Continuing Underwriters. If no such arrangement has been made and the number of Defaulted Securities to be subscribed for by the Refusing Underwriter does not exceed 15% of the aggregate number of Purchased Shares and any Additional Shares, the Continuing Underwriters will be obligated to subscribe for the Defaulted Securities on the terms set out in this Agreement in proportion to their obligations under this Agreement. In all other cases, if the Continuing Underwriters do not elect to subscribe for the Defaulted Securities the Corporation shall be entitled to terminate its obligation under this Agreement in which event there shall be no further liability on the part of the Corporation or the Continuing Underwriters except under Section 9.

6.3	The Corporation shall be entitled to and shall act on any notice, waiver, extension or other communication given by or on behalf of the Underwriters by the Lead Underwriter and, except to the extent that an Underwriter notifies the Corporation in writing to the contrary, the Underwriters agree that the Lead Underwriter has the authority to bind the Underwriters with respect of all matters covered by this Agreement insofar as such matters relate to the Underwriters, except that the Lead Underwriter shall not have the authority to bind the Underwriters with respect to obligations arising from Sections 6 and 9 hereof, and the Lead Underwriter shall consult with the Underwriters regarding any circumstance or matter which is of such a nature that it would reasonably require consideration by the Underwriters.

7.	CONDITIONS PRECEDENT

7.1	The following are conditions to the obligations of the Underwriters to complete the transactions contemplated in this Agreement, which conditions may be waived in writing in whole or in part by the Underwriters in their sole discretion:

(a)	all actions required to be taken by or on behalf of the Corporation, including, without limitation, the passing of all requisite resolutions of directors of the Corporation approving the transaction contemplated hereunder, will have been taken so as to approve the Prospectuses and the U.S. Private Placement Memorandum, to obtain the conditional approval of the TSX to the Offering and to validly offer, sell and distribute the Purchased Shares, grant the Over-Allotment Option and sell and distribute the Additional Shares;

(b)	there shall be no requirement under applicable law and no requirement imposed on the Corporation by the Regulatory Authorities to obtain, nor shall the Corporation voluntarily seek, shareholder approval of the Offering or of the issuance of the Purchased Shares or Additional Shares;

(c)	the Corporation will have made all necessary filings with and obtained all necessary approvals, consents and acceptances of the Regulatory Authorities for the Offering and the Prospectuses to permit the Corporation to complete its obligations hereunder;

(d)	the Corporation will have, within the required time set out hereunder, delivered or caused to be delivered the required Comfort Letter, Legal Opinions, Camino Rojo Project Title Opinions, Officers' Certificate, U.S. legal opinions, Bring-Down Letter and any other Closing Materials as the Underwriters may reasonably request no less than 48 hours prior to the Closing Time in form and substance satisfactory to the Underwriters and their counsel, acting reasonably, provided that, in the event the Camino Rojo Project Title Opinion is not available or the content is not acceptable to the Underwriters as a result of any government closure in light of COVID-19, the Camino Rojo Project Title Opinion shall not be a condition to the obligations of the Underwriters to complete the transactions contemplated by this Agreement;

(e)	no order ceasing or suspending trading in any securities of the Corporation, or ceasing or suspending trading by the directors, executive officers or promoters of the Corporation, or any one of them, or prohibiting the trade or distribution of any of the securities referred to herein will have been issued and no proceedings for such purpose, to the knowledge of the Corporation, will be pending or threatened;

(f)	as of the Closing Time, there shall be no reports or information that in accordance with the requirements of Regulatory Authorities, must be made publicly available by the Corporation as at the Closing Time in connection with the issue of the Purchased Shares and the Additional Shares that have not been made publicly available by the Corporation as required, no contracts, documents or other materials required to be filed with Regulatory Authorities by the Corporation in connection with the Prospectuses that have not been filed by the Corporation as required and delivered to the Underwriters, and no contracts, documents or other materials required to be described or referred to in the Prospectuses or the U.S. Memorandum that are not described or referred to as required and delivered to the Underwriters;

(g)	the Underwriters shall have received at the Closing Time a letter from the Transfer Agent of the Corporation dated the Closing Date and signed by an authorized officer of such transfer agent confirming the issued and outstanding capital of the Corporation;

(h)	the Underwriters not having exercised any rights of termination set forth in this Agreement;

(i)	there shall not have occurred prior to the Closing Time, any adverse material change (actual, anticipated, contemplated or, to the knowledge of the Corporation, threatened, whether financial or otherwise) in the business, affairs, operations, assets, liabilities (contingent or otherwise), financial position or capital of the Corporation on a consolidated basis;

(j)	the Corporation will have, as of the Closing Time, complied with all of its material covenants and agreements contained in this Agreement, including, without limitation, all requirements for approval of the Offering and the listing and posting for trading of the Purchased Shares and the Additional Shares on the TSX as required to be provided prior to the Closing Time; and

(k)	the representations and warranties of the Corporation contained in this Agreement will be materially true and correct as of the Closing Time as if such representations and warranties had been made as of the Closing Time.

8.	CLOSING

8.1	The Corporation and the Underwriters shall cause the Closing to occur on or about April 3, 2020 or such other date as may be mutually agreed in writing by the Corporation and the Underwriters.

8.2	The Closing shall be completed at the offices of Cassels Brock & Blackwell LLP, counsel to the Corporation, at the Closing Time on the Closing Date, or as may be agreed to by the Corporation and the Underwriters.

8.3	If the Underwriters have satisfied all of their obligations under this Agreement, on the Closing, the Corporation shall provide evidence of issuance of the Purchased Shares and any Additional Shares to the Underwriters in electronic form using the non-certificated inventory system of CDS Clearing and Depository Services Inc. ("CDS"), provided, however, that with respect to the Purchased Shares and any Additional Shares sold in the United States to (or to U.S. Persons) that (i) are Qualified Institutional Buyers, the Corporation shall use the non-certificated inventory system of CDS, to be held by CDS as a non-certificated security in accordance with the rules and procedures of CDS and in the U.S. Private Placement Memorandum and exhibits thereto, and (ii) are U.S. Accredited Investors, the Corporation shall deliver definitive certificates to such holders with applicable restrictive legends attached and as set forth in the U.S. Private Placement Memorandum, and exhibits thereto.

8.4	If the Corporation has satisfied all of its obligations under this Agreement, on the Closing, the Underwriters shall pay to the Corporation the gross proceeds of the issue of the Purchased Shares and any Additional Shares at the Purchase Price, less the Underwriters' Fee and Underwriters' Expenses.

9.	INDEMNITY AND CONTRIBUTION

9.1	The Corporation agrees to indemnify and save harmless the Underwriters, their affiliates and their respective directors, officers, employees, affiliates, shareholders, agents and partners and each Person, if any, who controls any Underwriter or its affiliates (collectively, the "Indemnified Parties" and individually, an "Indemnified Party") from and against any and all losses, claims, actions, suits, proceedings, damages, liabilities or expenses of whatsoever nature or kind (excluding loss of profits), including the aggregate amount paid in reasonable settlement of any actions, suits, proceedings, investigations or claims and the reasonable fees, disbursements and taxes of their counsel in connection with any action, suit, proceeding, investigation or claim that may be made or threatened against any Indemnified Party by a third party or in enforcing this indemnity (each a "Claim" and, collectively, the "Claims") to which an Indemnified Party may become subject or otherwise involved in any capacity insofar as the Claims relate to, are caused by, result from, arise out of or are based upon, directly or indirectly, the engagement of the Underwriters pursuant to this Agreement whether performed before or after the Corporation's execution of the Agreement and to reimburse each Indemnified Party forthwith, upon demand, for any legal or other expenses reasonably incurred by such Indemnified Party in connection with any Claim, unless a Claim was caused by or resulted from an Indemnified Party's breach of the Agreement, negligence, fraudulent act or illegal act or wilful misconduct, in which case this indemnity shall cease to apply to such Indemnified Party in respect of such Claim and such Indemnified Party shall reimburse any funds advanced by the Corporation to the Indemnified Party pursuant to this indemnity in respect of such Claim. The Corporation agrees to waive any right the Corporation might have of first requiring the Indemnified Party to proceed against or enforce any other right, power, remedy or security or claim payment from any other person before claiming under this indemnity. The indemnity provided for in this section shall not apply to an Indemnified Party if and to the extent that a court of competent jurisdiction in a final judgement that has become non-appealable shall determine that such Indemnified Party has been negligent or has committed any fraudulent act, wilful misconduct or illegal act or breach of agreement in the course of its performance under this Agreement.

9.2	If any Claim is brought against an Indemnified Party or an Indemnified Party has received notice of the commencement of any investigation in respect of which indemnity may be sought against the Corporation, the Indemnified Party will give the Corporation prompt written notice of any such Claim of which the Indemnified Party has knowledge and the Corporation will undertake the investigation and defence thereof on behalf of the Indemnified Party, including the prompt employment of counsel acceptable to the Indemnified Parties affected and the payment of all expenses. Failure by the Indemnified Party to so notify shall not relieve the Corporation of its obligation of indemnification hereunder unless (and only to the extent that) such failure results in forfeiture by the Corporation of substantive rights or defences.

9.3	No admission of liability and no settlement, compromise or termination of any Claim, or investigation shall be made without the Corporation's consent and the consent of the Indemnified Parties affected, such consents not to be unreasonably withheld. Notwithstanding that the Corporation will undertake the investigation and defence of any Claim, an Indemnified Party will have the right to employ separate counsel with respect to such Claim and participate in the defence thereof if:

(a)	employment of such counsel has been authorized in writing by the Corporation;

(b)	the Corporation has not assumed the defence of the action within a reasonable period of time after receiving notice of the Claim;

(c)	the named parties to any such claim include both the Corporation and the Indemnified Party and the Indemnified Party shall have been advised by counsel in writing to the Indemnified Party that there may be a conflict of interest between the Corporation and the Indemnified Party; or

(d)	there are one or more defences available to the Indemnified Party which are different from or in addition to those available to the Corporation;

in which case such reasonable fees and expenses of such counsel to the Indemnified Party will be for the Corporation's account; provided that the Corporation shall not be responsible for more than one counsel for all Indemnified Parties The rights accorded to the Indemnified Parties hereunder shall be in addition to any rights an Indemnified Party may have at common law or otherwise.

9.4	If for any reason the foregoing indemnification is unavailable (other than in accordance with the terms hereof) to the Indemnified Parties (or any of them) or insufficient to hold them harmless, the Corporation will contribute to the amount paid or payable by the Indemnified Parties as a result of such Claims in such proportion as is appropriate to reflect not only the relative benefits received by the Corporation or the Corporation's shareholders on the one hand and the Indemnified Parties on the other, but also the relative fault of the parties and other equitable considerations which may be relevant. Notwithstanding the foregoing, the Corporation will in any event contribute to the amount paid or payable by the Indemnified Parties as a result of such Claim any amount in excess of the fees actually received by the Indemnified Parties hereunder. Notwithstanding the foregoing, a party guilty of fraud, fraudulent misrepresentation, or negligence shall not be entitled to contribution from the other party. Each Underwriter will only be responsible for that portion represented by the percentage that the portion of the Underwriters' Fee payable by the Corporation to Underwriters has to the gross proceeds realized from the sale of the Purchased Shares and any Additional Shares, and the Corporation will be responsible for the balance, provided that in no event, will the Underwriters be responsible for any amount in excess of the amount of the Underwriters' Fees actually received by them. The right to contribution provided herein shall be in addition and not in derogation of any other right to contribution which the Underwriters may have by statute or otherwise by law.

9.5	The Corporation hereby constitutes the Lead Underwriter as trustee for each of their respective other Indemnified Parties of the Corporation's covenants under this indemnity with respect to such persons and the Lead Underwriter agrees to accept such trust and to hold and enforce such covenants on behalf of such persons.

10.	TERMINATION OF AGREEMENT

10.1	In addition to any other remedies which may be available to the Underwriters, each of the Underwriters shall have the right to terminate its obligations under this Agreement, including its obligation to purchase Purchased Shares and any Additional Shares, upon delivery of written notice to the Corporation at any time up to the Closing of the Offering in any of the following events:

(a)	there is a material change or a change in any material fact or a new material fact shall arise, or there should be discovered any previously undisclosed material fact which would reasonably be expected to have a significant adverse effect on the business, affairs or financial condition of the Corporation, the Corporation Subsidiaries or their material properties or on the market price or value of the securities of the Corporation;

(b)	(i) any inquiry, action, suit, proceeding or investigation (whether formal or informal) (including matters of regulatory transgression or unlawful conduct) is commenced, announced or threatened in relation to the Corporation or any one of the officers or directors of the Corporation where wrong-doing is alleged or any order made by any federal, provincial, state, municipal or other governmental department, Commission, board, bureau, agency or instrumentality including, without limitation, the TSX or any securities regulatory authority which involves a finding of wrong doing (except for any inquiry, action, suit, proceeding, investigation or order based upon activities of the Underwriters and not upon activities of the Corporation) which in the reasonable opinion of the Underwriters (or any of them) seriously adversely affects, or involves, or will seriously adversely affect, or involve, the business, operations or affairs of the Corporation and the Corporation Subsidiaries taken as a whole; or (ii) any order, action, proceeding, law or regulation is made, enacted or changed which ceases trading in the Corporation's securities or, in the opinion of the Underwriters (or any of them), acting reasonably, operates to prevent or restrict the trading of the Common Shares; or (iii) if there should develop, occur or come into effect or existence any event, action, state, condition or major financial occurrence of national or international consequence (including without limitation terrorism or accident) or any new or any change in law or regulation which in the reasonable opinion of the Underwriters (or any of them) seriously adversely affects, or involves, or will seriously adversely affect, or involve, the financial markets or the business, operations or affairs of the Corporation and the Corporation Subsidiaries taken as a whole;

(c)	the Corporation is in breach of a material term, condition or covenant of this Agreement that cannot be cured prior to the Closing Date, or any representation or warranty given by the Corporation in this Agreement becomes false (and cannot be cured prior to the Closing Date); or

(d)	both the Lead Underwriter and the Corporation agree in writing to terminate this Agreement.

For greater certainty, the COVID-19 Outbreak and any related interruption to the business, affairs or financial condition of the Corporation, or any event, action, state or condition or financial occurrence related directly or indirectly to the COVID-19 Outbreak (whether now known or unknown or whether foreseeable or unforeseeable in the future), including any adverse effect on the financial markets generally, shall not constitute an event or occurrence which will enable any Underwriter to rely on Section 10.1(a), (b) or (c). The right of the Underwriters to terminate this Agreement is in addition to such other remedies any of the purchasers may have in respect of any default, misrepresentation, act or failure to act of the Corporation in respect of any of the transactions contemplated by this Agreement.

10.2	Any such termination shall be effected by notice in writing to the Corporation at any time prior to the Closing Time.

10.3	The Corporation shall pay the Underwriters' Expenses in the event of termination as set out in this Agreement.

11.	OVER-ALLOTMENT OPTION

11.1	The Corporation hereby grants to the Underwriters, in the respective percentages set out in Section 6 of this Agreement, the Over-Allotment Option to purchase the Additional Shares at the Purchase Price.

11.2	The Over-Allotment Option may be exercised in whole or in part at any time and from time to time prior to its expiry in accordance with the provisions of this Agreement by the Lead Underwriter, on behalf of the Underwriters, by delivering to the Corporation written notice of exercise, setting out the number of Additional Shares to be purchased by the Underwriters, which notice must be received by the Corporation not later than 5:00 p.m. (Toronto time) on the date that is thirty (30) days after the Closing Date. Upon furnishing of the notice, the Underwriters will severally (and not jointly nor jointly and severally) be committed to purchase the Additional Shares in the respective percentages set out in Section 6 of this Agreement and the Corporation will be committed to issue and sell in accordance with and subject to the provisions of this Agreement, the number of Additional Shares indicated in the notice. Additional Shares may be purchased by the Underwriters only for the purpose of satisfying over-allotments made in connection with the distribution of the Purchased Shares and for market stabilization purposes permitted pursuant to Applicable Securities Laws.

11.3	In the event that the Over-Allotment Option is exercised by the Underwriters and any of the Additional Shares are purchased by the Underwriters, the closing shall take place at the offices mentioned in Section 8 above, or at such other place as shall be agreed upon by the Underwriters and the Corporation, on each Over-Allotment Closing Date.

11.4	At the Closing Time on an Over-Allotment Closing Date, if any, for the exercise of the Over-Allotment Option, subject to the terms and conditions contained in this Agreement, the Corporation shall deliver to the Underwriters a certificate or certificates representing Additional Shares against payment of the aggregate Purchase Price by wire transfer on such Over-Allotment Closing Date payable to the Corporation or, if requested, utilize the NCI System. The Corporation will, at the Closing Time on such Over-Allotment Closing Date, and upon such payment of the aggregate Purchase Price for the Additional Shares to the Corporation, make payment in full of the Underwriters' Fee and the Underwriters' Expenses relating to the Additional Shares purchased, which shall be made by the Corporation directing the Underwriters to withhold the Underwriters' Fee and the Underwriters' Expenses relating to the Additional Shares purchased from the payment of the aggregate Purchase Price for the Additional Shares. Certificates representing the Additional Shares shall be registered in such names as the Underwriters may request provided such request is made two (2) Business Days prior to an Over-Allotment Closing Date.

11.5	The closing of the Over-Allotment Option shall be conditional upon the conditions of closing set forth in Section 7 being satisfied at the Closing Time on the Over-Allotment Closing Date.

11.6	In the event that the Corporation shall subdivide, consolidate, reclassify or otherwise change its Common Shares during the period in which the Over-Allotment Option is exercisable, appropriate adjustments will be made to the Purchase Price and to the number of Additional Shares issuable on exercise thereof such that the Underwriters are entitled to arrange for the sale of the same number and type of securities that the Underwriters would have otherwise arranged for had they exercised such Over-Allotment Option immediately prior to such subdivision, consolidation, reclassification or change.

12.	GENERAL

12.1	Any notice to be given hereunder shall be in writing and may be given by fax, e-mail, courier or by hand delivery and shall, in the case of notice to the Corporation, be addressed, delivered or transmitted to:

(a)	in the case of the Corporation:

Orla Mining Ltd.

595 Howe Street, Suite 202

Vancouver, BC V6E 2T5

Attention: Jason Simpson, President and Chief Executive Officer

E-mail: jason.simpson@orlamining.com

with a copy to (which shall not constitute notice):

Cassels Brock & Blackwell LLP

885 West Georgia Street, Suite 2200

Vancouver, BC V6C 3E8

Attention: Jen Hansen, Partner

E-mail: jhansen@cassels.com

with an additional copy to (which shall not constitute notice):

Neal, Gerber & Eisenberg LLP

2 North LaSalle Street, Suite 1700

Chicago, IL 60202

Attention: John Koenigsknecht, Partner

E-mail: jkoenigsknecht@nge.com

(b)	in the case of the Underwriters:

Stifel Nicolaus Canada Inc.

145 King Street West, Suite 300

Toronto, ON M5H 1J8

Attention: Pierre Laliberte, Director, Investment Banking

E-mail: plaliberte@stifel.com

and

Desjardins Securities Inc.

25 York Street, Suite 1000

Toronto, ON M5J 2V5

Attention: Bruno Kaiser, Managing Director, Head of Metals & Mining, Investment Banking

E-mail: bruno.kaiser@desjardins.com

and

Paradigm Capital Inc.

95 Wellington Street West, Suite 2101

Toronto, ON M5J 2N7

Attention: John Booth, Partner, Head of Investment Banking

E-mail: john.booth@paradigmcap.com

and

Cormark Securities Inc.

Royal Bank Plaza, North Tower

200 Bay Street, Suite 1800

Toronto, ON M5J 2J2

Attention: Kevin Carter, Managing Director, Investment Banking

E-mail: kcarter@cormark.com

with a copy to (which shall not constitute notice):

Bennett Jones LLP

3400 One First Canadian Place

100 King Street West

Toronto, ON M5X 1A4

Attention: Norman Findlay, Partner

E-mail: findlayn@bennettjones.com

The Corporation and the Underwriters may change their respective addresses for notice by notice given in the manner referred to above.

12.2	Time and each of the terms and conditions of this Agreement shall be of the essence of this Agreement and any waiver by the parties of this Section 12.2 or any failure by them to exercise any of their rights under this Agreement shall be limited to the particular instance and shall not extend to any other instance or matter in this Agreement or otherwise affect any of their rights or remedies under this Agreement.

12.3	This Agreement constitutes the entire agreement between the parties hereto in respect of the matters referred to herein and there are no representations, warranties, covenants or agreements, expressed or implied, collateral hereto other than as expressly set forth or referred to herein and this Agreement supersedes any previous agreements, arrangements or understandings among the parties including, without limitation, the engagement letter between the Corporation and the Lead Underwriter dated March 26, 2020.

12.4	The headings in this Agreement are for reference only and do not constitute terms of the Agreement.

12.5	The provisions contained in this Agreement which, by their terms, require performance by a party to this Agreement subsequent to the Closing Date of this Agreement, shall survive the Closing Date of this Agreement.

12.6	No alteration, amendment, modification or interpretation of this Agreement or any provision of this Agreement shall be valid and binding upon the parties hereto unless such alteration, amendment, modification or interpretation is in written form executed by the parties directly affected by such alteration, amendment, modification or interpretation.

12.7	The parties hereto shall execute and deliver all such further documents and instruments and do all such acts and things as any party may, either before or after the Closing Date, reasonably require in order to carry out the full intent and meaning of this Agreement.

12.8	This Agreement may not be assigned by any party hereto without the prior written consent of all of the parties hereto.

12.9	This Agreement shall be subject to, governed by, and construed in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein.

12.10	The invalidity or unenforceability of any particular provision of this Agreement shall not affect or limit the validity or enforceability of the remaining provisions of this Agreement.

12.11	The Corporation hereby acknowledges that the Underwriters are acting solely as underwriters in connection with the subscription for and issue of the Purchased Shares and any Additional Shares. The Corporation further acknowledges that the Underwriters are acting pursuant to a contractual relationship created solely by this Agreement entered into on an arm's length basis, and in no event do the parties intend that the Underwriters act or be responsible as a fiduciary to the Corporation, its management, shareholders or creditors or any other person in connection with any activity that the Underwriters may undertake or have undertaken in furtherance of such subscription for and issue of the Purchased Shares and any Additional Shares, either before or after the date hereof. The Underwriters hereby expressly disclaim any fiduciary or similar obligations to the Corporation, either in connection with the transactions contemplated by this Agreement or any matters leading up to such transactions, and the Corporation hereby confirms its understanding and agreement to that effect. The Corporation and the Underwriters agree that they are each responsible for making their own independent judgments with respect to any such transactions and that any opinions or views expressed by the Underwriters to the Corporation regarding such transactions, including, but not limited to, any opinions or views with respect to the price or market for the Purchased Shares and any Additional Shares, do not constitute advice or recommendations to the Corporation. The Corporation and the Underwriters agree that the Underwriters are acting as principal and not the agent or fiduciary of the Corporation and no Underwriter has assumed, and no Underwriter will assume, any advisory responsibility in favour of the Corporation with respect to the transactions contemplated hereby or the process leading thereto (irrespective of whether any Underwriter has advised or is currently advising the Corporation on other matters). The Corporation hereby waives and releases, to the fullest extent permitted by law, any claims that the Corporation may have against the Underwriters with respect to any breach or alleged breach of any fiduciary, advisory or similar duty to the Corporation in connection with the transactions contemplated by this Agreement or any matters leading up to such transactions.

12.12	This Agreement may be signed by the parties in as many counterparts as may be deemed necessary (including counterparts by facsimile or other means of electronic transmission), each of which so signed shall be deemed to be an original, and all such counterparts together shall constitute one and the same instrument.

[THE REMAINDER OF THIS PAGE IS INTENTIONALLY LEFT BLANK]

If the foregoing is in accordance with your understanding and agreed to by you, please signify your acceptance on the accompanying counterparts of this letter and return same to the Underwriters whereupon this letter as so accepted shall constitute an agreement between the Corporation and the Underwriters enforceable in accordance with its terms.

STIFEL NICOLAUS CANADA INC.

Per:	(signed) "Pierre Laliberte"
Name: Pierre Laliberte
Title: Director, Investment Banking

DESJARDINS SECURITIES INC.

Per:	(signed) "Bruno Kaiser"
Name: Bruno Kaiser
Title: Managing Director, Investment Banking

PARADIGM CAPITAL INC.

Per:	(signed) "John Booth"
Name: John Booth
Title: Head of Investment Banking

CORMARK SECURITIES INC.

Per:	(signed) "Kevin Carter"
Name: Kevin Carter
Title: Managing Director, Investment Banking

The foregoing is accepted and agreed to on the 30th day of March 2020, effective as of the date appearing on the first page of this Agreement.

ORLA MINING LTD.

Per:	(signed) "Jason Simpson"
Name: Jason Simpson
Title: President and Chief Executive Officer

SCHEDULE "A"

UNITED STATES OFFERS AND SALES

As used in this and related appendices, capitalized terms used herein and not defined herein shall have the meanings ascribed thereto in the Underwriting Agreement to which this Schedule "A" is annexed and to which it forms a part, and the following terms shall have the meanings indicated:

(a)	"Directed Selling Efforts" means directed selling efforts as that term is defined in Regulation S. Without limiting the foregoing, but for greater clarity in this Schedule "A", it means, subject to the exclusions from the definition of directed selling efforts contained in Regulation S, any activity undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for any of the Purchased Shares and Additional Shares and includes the placement of an advertisement in a publication with a general circulation in the United States that refers to the Offering of the Purchased Shares and Additional Shares;

(b)	"Disqualification Event" means any of the "Bad Actor" disqualifications described in Rule 506(d)(1)(i) to (viii) of Regulation D;

(c)	"Foreign Issuer" shall have the meaning ascribed thereto in Regulation S. Without limiting the foregoing, but for greater clarity in this Schedule "A", it includes any issuer which is a corporation or other organization incorporated or organized under the laws of any country other than the United States, except an issuer meeting the following conditions as of the last business day of its most recently completed second fiscal quarter: (1) more than 50 percent of the outstanding voting securities of such issuer are owned of record either directly or indirectly by residents of the United States; and (2) any of the following: (i) the majority of the executive officers or directors are United States citizens or residents, (ii) more than 50 percent of the assets of the issuer are located in the United States, or (iii) the business of the issuer is administered principally in the United States;

(d)	"General Solicitation" and "General Advertising" mean "general solicitation" and "general advertising", respectively, as used in Rule 502(c) under the U.S. Securities Act, including, without limitation, advertisements, articles, notices or other communications published in any newspaper, magazine or similar media or the Internet, or broadcast over radio, or television or the internet or any seminar or meeting whose attendees had been invited by general solicitation or general advertising or in any other manner involving a public offering within the meaning of Section 4(a)(2) of the U.S. Securities Act;

(e)	"Qualified Institutional Buyer" means a "qualified institutional buyer" as defined in Rule 144A;

(f)	"Regulation D" means Regulation D adopted by the SEC under the U. S. Securities Act;

(g)	"Regulation S" means Regulation S adopted by the SEC under the U.S. Securities Act;

(h)	"Rule 144A" means Rule 144A under the U.S. Securities Act;

(i)	"SEC" means the United States Securities and Exchange Commission;

(j)	"Substantial U.S. Market Interest" means "substantial U.S. market interest" as that term is defined in Regulation S;

(k)	"U.S. Accredited Investors" means "accredited investors" as defined in Rule 501(a) of Regulation D;

(l)	"U.S. Exchange Act" means the United States Securities Exchange Act of 1934, as amended; and

(m)	"U.S. Securities Act" means the United States Securities Act of 1933, as amended.

Representations, Warranties and Covenants of the Underwriters

Each of the Underwriters and its U.S. Affiliates, as applicable, acknowledges that the Purchased Shares and Additional Shares, in each case as used herein (and not noted separately), as applicable, have not been and will not be registered under the U.S. Securities Act and may be offered and sold only in transactions exempt from, or not subject to, the registration requirements of the U.S. Securities Act and applicable state securities laws. Accordingly, each of the Underwriters and the U.S. Affiliates represents, warrants and covenants to the Corporation that:

1.	It has not offered or sold, and will not offer or sell, any Purchased Shares or Additional Shares except (a) in accordance with Rule 903 of Regulation S or (b) in the United States (or to or for the account or benefit of, a U.S. Person) (i) to Qualified Institutional Buyers pursuant to Rule 144A or (ii) to a limited number of U.S. Accredited Investors pursuant to Regulation D. Accordingly, (a) except with respect to offers and sales to Qualified Institutional Buyers in reliance upon Rule 144A or (b) except to a limited number of U.S. Accredited Investors, neither the Underwriter nor its U.S. Affiliate nor any persons acting on its or their behalf has engaged or will engage in (i) any offer to sell or any solicitation of an offer to buy, any Purchased Shares or Additional Shares to any person in the United States (or to or for the account or benefit of, a U.S. Person), or (ii) any sale of Purchased Shares or Additional Shares to any purchaser unless, at the time the buy order was or will have been originated, the purchaser was outside the United States (and not to or for the account or benefit of, a U.S. Person), or such Underwriter, affiliate or person acting on behalf of either reasonably believed that such purchaser was outside the United States (and not to or for the account or benefit of, a U.S. Person). It has not engaged in (i) any Directed Selling Efforts with respect to the Purchased Shares and Additional Shares, or (ii) any action in violation of Regulation M under the U.S. Exchange Act in connection with the offer and sale of the Purchased Shares or Additional Shares.

2.	All offers and sales of the Purchased Shares and Additional Shares in the United States, or to or for the benefit of a U.S. Person, will be effected by or through the U.S. Affiliate of the Underwriter, duly registered under the 1934 Act and applicable state securities laws in each state in which such offer or sale is made and as members in good standing with the Financial Industry Regulatory Authority, Inc., and will be effected in accordance with all applicable U.S. federal and state broker-dealer requirements. Each such U.S. Affiliate of the Underwriter in the United States is a Qualified Institutional Buyer.

3.	It has not entered and will not enter into any contractual arrangement with respect to the distribution of the Purchased Shares and Additional Shares, except with its affiliates, any selling group members or with the prior written consent of the Corporation. The Underwriters, as applicable, shall each require its U.S. Affiliate and each selling group member through which it effects offers and sales to agree, for the benefit of the Corporation, to comply with, and shall use its best efforts to ensure that each U.S. Affiliate and selling group member complies with, the provisions of this Schedule "A" applicable to such Underwriter as if such provisions applied to such U.S. Affiliate and selling group member.

4.	Offers and sales of the Purchased Shares and Additional Shares in the United States by the Underwriters or their U.S. Affiliates have not been and will not be made (i) by any form of General Solicitation or General Advertising, or (ii) in any manner involving a public offering within the meaning of Section 4(a)(2) of the U.S. Securities Act.

5.	Any offer or sale of, or solicitation of an offer to buy, the Purchased Shares or Additional Shares that has been made or will be made in the United States (or to or for the account or benefit of, a U.S. Person) was or will be made only to Qualified Institutional Buyers in accordance with Rule 144A or to a limited number of U.S. Accredited Investors in accordance with Regulation D in transactions that are exempt from registration under the U.S. Securities Act and applicable state securities laws.

6.	Each offeree in the United States (or to or for the account or benefit of, a U.S. Person) has been or shall be provided with a copy of the U.S. Private Placement Memorandum and any exhibits or attachments thereto in connection with such offer. Prior to any sale of the Purchased Shares or Additional Shares to a person in the United States (or to or for the account or benefit of, a U.S. Person) or to a person who was offered the Purchased Shares or Additional Shares in the United States, each such purchaser shall be provided with a copy of the U.S. Private Placement Memorandum (and exhibits thereto), including the Prospectus Supplement and Final Base Shelf Prospectus, and no written material other than the U.S. Private Placement Memorandum (and exhibits thereto) was used in connection with the offer and sale of the Purchased Shares and Additional Shares in the United States.

7.	Each Qualified Institutional Buyer solicited by the Underwriters or its U.S. Affiliate will be informed that the Purchased Shares or Additional Shares are "restricted securities" as defined in Rule 144(a)(3) under the U.S. Securities Act that will not be represented by certificates that bear a U.S. restricted legend or identified by a restricted CUSIP number, are subject to restrictions if in the future it decides to offer, sell, pledge, or otherwise transfer, directly or indirectly, any of such Purchased Shares or Additional Shares as set forth in the U.S. Private Placement Memorandum (and Exhibit I thereto), and that it must implement appropriate internal controls and procedures to ensure that such Purchased Shares or Additional Shares shall be properly identified in its records as restricted securities that are subject to the transfer restrictions set forth therein notwithstanding the absence of a U.S. restricted legend or restricted CUSIP number.

8.	It has offered and will offer the Purchased Shares and Additional Shares in the United States only to offerees with respect to which it has reasonable grounds to believe was at the time of such offer and will be on the Closing Date or any Over-Allotment Closing Date, a Qualified Institutional Buyer.

9.	All U.S. Accredited Investors of the Purchased Shares and Additional Shares that are in the United States (or to or for the account or benefit of, a U.S. Person) shall be informed that the Purchased Shares and Additional Shares have not been and will not be registered under the U.S. Securities Act and are being offered and sold to such purchasers in reliance on an exemption from the registration requirements of the U.S. Securities Act and pursuant to the U.S. Private Placement Memorandum (and Exhibit II thereto), and shall be in certificated form and have applicable restrictive legends.

10.	Prior to the completion of any sale of the Purchased Shares or Additional Shares (i) to a Qualified Institutional Buyer, each such Qualified Institutional Buyer will be required to properly complete, execute and deliver a Qualified Institutional Buyer's Letter in the form attached to the U.S. Private Placement Memorandum as Exhibit I; or (ii) to a U.S. Accredited Investor, each such U.S. Accredited Investor will be required to complete, execute, and deliver a U.S. Purchaser's Letter in the form attached to the U.S. Private Placement Memorandum as Exhibit II.

11.	At least two business days prior to any Closing Date and/or Over-Allotment Closing Date, as applicable, the Corporation will be provided prior to any such Closing or Over-Allotment Closing with a list of all offerees and purchasers of the Purchased Shares or Additional Shares, as applicable, in the United States (or to or for the account or benefit of, a U.S. Person) and copies of all executed Qualified Institutional Buyer Letters and U.S. Purchaser Letters, as applicable.

12.	As of the Closing Date, each of the Underwriters and U.S. Affiliates represents that none of (i) the Underwriter or its U.S. Affiliate, (ii) the Underwriter's or its U.S. Affiliate's general partners or managing members, (iii) any of the Underwriter's or its U.S. Affiliate's directors, executive officers or other officers participating in the Offering, (iv) any of the Underwriter's or its U.S. Affiliate's general partners' or managing members' directors, executive officers or other officers participating in the Offering or (v) any other person associated with any of the above persons that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with the sale of the Purchased Shares or Additional Shares (each, a "Dealer Covered Person"), is subject to a Disqualification Event except for a Disqualification Event (i) covered by Rule 506(d)(2) of Regulation D and (ii) a description of which has been furnished in writing to the Corporation prior to the date hereof or, in the case of a Disqualification Event occurring after the date hereof, prior to the Closing Date.

13.	At or prior to the Closing Date or Over-Allotment Closing Date, if applicable, each Underwriter together with its U.S. Affiliate that offered or sold the Purchased Shares or Additional Shares in the United States, will provide to the Corporation a certificate in the form of Exhibit I to this Schedule "A" relating to the manner of the offer and sale of the Purchased Shares and Additional Shares in the United States or will be deemed to have represented and warranted, with the same force and effect, that neither it nor its U.S. Affiliate offered or sold securities in the United States.

Representations, Warranties and Covenants of the Corporation

The Corporation represents, warrants, covenants and agrees that:

1.	The Corporation is and on the Closing Date will be a Foreign Issuer with no Substantial U.S. Market Interest in its common shares and is not required to be registered as an "investment company" under the United States Investment Company Act of 1940, as amended; and neither the Corporation nor any of its predecessors or affiliates has been subject to any order, judgment or decree of any court of competent jurisdiction temporarily, preliminarily or permanently enjoining such person for failure to comply with Rule 503 of Regulation D.

2.	Except with respect to sales to Qualified Institutional Buyers in reliance upon Rule 144A or to a limited number of U.S. Accredited Investors, neither the Corporation nor any of its affiliates, nor any person acting on its or their behalf (other than the Underwriters, their affiliates and any person acting on their behalf, as to whom no representation is made), has made or will make: (A) any offer to sell, or any solicitation of an offer to buy, any Purchased Shares or Additional Shares to a person in the United States (or to or for the account or benefit of, a U.S. Person); or (B) any sale of the Purchased Shares or Additional Shares unless, at the time the buy order was or will have been originated, the purchaser is (i) outside the United States (and not acting for the account or benefit of, a U.S. Person), or (ii) the Corporation and any person acting on its behalf reasonably believe that the purchaser is outside the United States (and not acting for the account or benefit of, a U.S. Person).

3.	Neither it nor any of its affiliates, nor any person acting on its or their behalf (other than the Underwriters, their affiliates and any person acting on their behalf, as to whom no representation is made), has made or will make any Directed Selling Efforts with respect to the Purchased Shares or Additional Shares, or has taken or will take any action that would cause the exclusion afforded by Regulation S to be unavailable for offers and sales of the Purchased Shares or Additional Shares pursuant to this Agreement.

4.	None of the Corporation, any of its affiliates or any person acting on its or their behalf (other than the Underwriters, their affiliates and any person acting on their behalf, as to whom no representation is made) have (i) engaged or will engage in any form of General Solicitation or General Advertising with respect to offers or sales of the Purchased Shares and Additional Shares in the United States, or (ii) undertaken any activity in a manner involving a public offering within the meaning of Section 4(a)(2) of the U.S. Securities Act.

5.	None of the Corporation, any of its affiliates or any person acting on any of their behalf (other than the Underwriters, their respective affiliates, or any person acting on any of their behalf, in respect of which no representation is made) has taken or will take, directly or indirectly, any action in violation of Regulation M under the U.S. Exchange Act in connection with the offer and sale of the Purchased Shares and Additional Shares.

6.	So long as any of the Purchased Shares or Additional Shares are outstanding and are "restricted securities" within the meaning of Rule 144(a)(3) under the U.S. Securities Act and cannot be sold pursuant to Rule 144(b)(1) under the U.S. Securities Act, the Corporation will, if it is neither subject to and in compliance with the reporting requirements of Section 13 or Subsection 15(d) of the U.S. Exchange Act nor exempt from such requirements pursuant to Rule 12g3-2(b) thereunder, provide to any holder of those restricted securities, or to any prospective purchaser of those restricted securities designated by a holder, upon the request of that holder or prospective purchaser, at or prior to the time of sale, the information required to be provided by Rule 144A(d)(4) under the U.S. Securities Act (so long as that requirement is necessary in order to permit holders of the restricted securities to effect resales under Rule 144A).

7.	The Purchased Shares and Additional Shares are not, and as of the Closing Date the Purchased Shares and Additional Shares will not be, and no securities of the same class as the Purchased Shares and Additional Shares are or will be, listed on a national securities exchange in the United States registered under Section 6 of the U.S. Exchange Act or quoted in a "U.S. automated inter-dealer quotation system," as such term is used in Rule 144A.

8.	As of the Closing Date, none of the Corporation, any of its predecessors, any "affiliated" (as such term is defined in Rule 501(b) of Regulation D) issuer, or to its knowledge, after exercising reasonable care, any director, executive officer or other officer of the Corporation participating in the offering of the Purchased Shares and Additional Shares, any beneficial owner of 20% or more of the Corporation's outstanding voting equity securities, calculated on the basis of voting power, or any promoter (as that term is defined in Rule 405 under the U.S. Securities Act) connected with the Corporation in any capacity at the time of sale of the Purchased Shares or Additional Shares (other than any Dealer Covered Person (as defined herein), as to whom no representation is made) is subject to any of the "Bad Actor" disqualifications described in Rule 506(d)(1) under Regulation D (a "Disqualification Event").

9.	The Corporation shall cooperate with the reasonable requests of the Underwriters and counsel for the Underwriters to use its reasonable efforts to satisfy exemptions from the application of any applicable "blue sky" or state securities laws of those jurisdictions designated by the Underwriters, shall comply with any such applicable state securities law requirements and shall continue to be in compliance with such state securities laws in effect so long as required for the initial offer and sale of the Purchased Shares and Additional Shares contemplated herein.

EXHIBIT "I" TO SCHEDULE "A"

UNDERWRITERS' CERTIFICATE

In connection with the private placement in the United States of Common Shares (the "Securities") of Orla Mining Ltd. (the "Corporation") pursuant to the Underwriting Agreement dated as of March 30, 2020 among the Corporation and the underwriters named therein (the "Underwriters"), each of the undersigned does hereby certify as follows:

(a)	each undersigned Underwriter or U.S. affiliate of the undersigned Underwriter (the "U.S. Affiliate") that offered or sold the Securities in the United States is duly registered as a broker or dealer under the U.S. Exchange Act and the securities laws of each state in which such offer or sale is made (unless exempted from the respective state's broker-dealer registration requirements) and a member of and in good standing with the Financial Industry Regulatory Authority, Inc. on the date hereof and on the date of each offer and sale made in the United States;

(b)	all offers and sales of the Securities in the United States were made only through the U.S. Affiliate and have been effected in accordance with all applicable U.S. broker-dealer requirements and the terms and conditions set forth in the Underwriting Agreement (including any exhibits thereto) and the U.S. Private Placement Memorandum;

(c)	each offeree in the United States or a U.S. Person that was a Qualified Institutional Buyer to which we offered Securities, prior to the time of such offeree's purchase of Securities, was provided with a copy of the U.S. Private Placement Memorandum (and exhibits thereto), including the Prospectuses, and we did not use any other written material in connection with the offer or sale of Securities in the United States to Qualified Institutional Buyers pursuant to Rule 144A;

(d)	each offeree in the United States or a U.S. Person that was a U.S. Accredited Investor to which we offered Securities, prior to the time of such offeree's purchase of Securities, was provided with a copy of the U.S. Private Placement Memorandum (and exhibits thereto), including the Prospectuses, and we did not use any other written material in connection with the offer or sale of Securities in the United States (or to or for the account or benefit of, a U.S. Person) to U.S. Accredited Investors pursuant to Rule 506 of Regulation D;

(e)	immediately prior to our transmitting the U.S. Private Placement Memorandum (and any exhibits thereto) to such offerees, we had reasonable grounds to believe and did believe that each such offeree was, and continue to believe that each such offeree is, either a U.S. Accredited Investor or Qualified Institutional Buyer, as applicable, and, on the date of this certificate, we continue to believe that each such person purchasing Securities is a U.S. Accredited Investor or Qualified Institutional Buyer, as applicable;

(f)	no form of "general solicitation" or "general advertising" (as those terms are used in Regulation D under the U.S. Securities Act) was used by us, including without limitation advertisements, articles, notices or other communications published in any newspaper, magazine or similar media or broadcast over radio or television or the internet, or any seminar or meeting whose attendees had been invited by general solicitation or general advertising, in connection with the offer or sale of the Securities in the United States;

(g)	no Directed Selling Efforts were engaged in with respect to the offer or sale of the Securities;

(h)	prior to any sale in the United States (or to or for the account or benefit of, a U.S. Person) (i) of Securities to a Qualified Institutional Buyer we obtained an executed Qualified Institutional Buyer Letter in the form set forth as Exhibit I to the U.S. Private Placement Memorandum or (ii) of Securities to a U.S. Accredited Investor we obtained an executed U.S. Purchaser's Letter in the form set forth as Exhibit II to the U.S. Private Placement Memorandum, and a copy of each such Exhibit, as applicable, has been delivered to the Corporation; and

(i)	none of the undersigned nor any affiliates of the undersigned has taken or will take any action that would constitute a violation of Regulation M under the U.S. Exchange Act.

Terms used in this certificate have the meanings given to them in the Underwriting Agreement unless otherwise defined herein. This Underwriters' Certificate may be relied upon by counsel to the Corporation as if originally issued to such counsel. A newly executed copy of this Underwriters' Certificate shall be provided in connection with any subsequent closing date, including, but not limited to, any Over-Allotment Closing Date, as applicable.

Dated this _____ day of _______________, 2020.

[UNDERWRITER]		[NAME OF U.S. AFFILIATE]

By:		By:
	Name:		Name:
	Title:		Title: